UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-52707

SPIRALFROG, INC.
(Name of Small Business Issuer in its charter)

Delaware	14-1928717
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

95 Morton Street
New York, New York 10014
(Address of principal executive offices)

Issuer's telephone number : 718-839-9431

Copies to:
Jeffrey Fessler, Esq.
Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered
Common Stock, $.001 par value	N/A

ITEM 1. DESCRIPTION OF BUSINESS

Overview

We are a development stage company focused on providing free downloaded music legally.  We provide ad-supported music to registered users through the advertising we sell on our website.  We license the music from record labels, by paying an up-front licensing fee and paying the record labels a percentage of the ad-generated revenue. The license agreements with the music industry allows our users to synchronize their libraries and playlists on their personal computer and up to two portable devices, and the users will not be subject to lawsuits for copyright infringement from the record industry, assuming compliance with the terms and conditions of our site.  Users are required to enter minimal data about themselves upon initial registration.  This will be used to validate the user and to facilitate targeted advertising with age and gender appropriate messages. Over time we will learn more about our users’ tastes and we will be better positioned to provide even more targeted advertising.

Industry Background

Evolution of Music Formats and Effect on Piracy

With each new format introduced by the music industry, new piracy issues have arisen. This was the case with the cassette tape when it was introduced in the late 70’s, as it allowed easy duplication, but with a diminished quality.  The introduction of the compact disc, or CD, or music on a digital format from Sony and Philips in the mid-80’s, created an era of huge profits for the industry as users replaced their aging catalogs for the higher quality CD’s.

With the success of the CD format, the music industry gradually phased out tapes and vinyl as alternative formats. The storage capacity of the CD encouraged the industry to also phase out singles, once the dominant format, which virtually disappeared by 2001.

The digitalization of music created by the CD became the industry’s worst enemy, however, with the development of the Internet and increased connection speeds in the late 1990’s. With the Internet allowing the fast transfer of digital files, it became the home to illegal music sites that now trade billions of music files on a monthly basis.

According to the Recording Institute Association of America, U.S. CD sales peaked in 2000 at 942.5 million units.  CD sales have declined every year since to the 2006 low of 614.9 million units equaling a total decline in sales of 34.8%.  Year end 2006, sales were down 12.8% versus the prior year and in the first quarter of 2007, U.S. CD sales were down 20.5%.

The music industry is now scrambling to re-invent itself. Harmed by its dependence on the CD distribution format, it is exploring various digital distribution channels including the sale of music through Internet based music–sites and through portable handsets such as cell-phones. It is still exploiting the CD format, which accounted for 85% of sales at the end of 2006.

The music industry has struggled to make its music available to legal music sites as the majors, artists, and digital distributors have had to re-negotiate distribution terms and digital rights management policies. It was not until 2004 with the advent of iTunes that the industry made its deep catalog available.

Advertising revenue has historically never been a significant source of revenue for the music industry. While it has had long and deep associations with advertisers through radio and MTV, the main role of these advertising supported businesses has been to help promote music sales; they have never contributed meaningful revenues directly to the music industry.  And while concert tours have been supported by large sponsorship deals for over two decades, the music companies typically do not share in the revenues of their artists’ touring revenues. Neither has it known historically how to monetize the high recognition and brand value of its star artists.

Online Music Services

Internet online music service businesses fall into two categories, legitimate and illegitimate.  Within the legitimate digital music market, the services available either sell music on an a la carte or subscription basis. A la carte legitimate music services generally sell songs at a price yielding very small margins to the retailer.  Online music services that provide a combination of streaming and downloading capabilities on a subscription basis allow customers to listen to as many songs as they want in a month for a flat fee.  Even ringtone downloading services are facing concerns of hacking, altering of ringtones, and piracy, with prices rising for users at the same time.  Illegitimate music services generally make money from the sale of advertising,  the sale of information received from bundles spyware, or the sales of “software upgrades that make piracy more convenient.

Legitimate Online Music Services

Legal music service businesses may be standalone enterprises that encompass a proprietary technology platform and/or include some type of license or file sharing.  Online music services include iTunes, eMusic, Yahoo! Music, AOL Music,  and Wal-Mart to name a few.

Subscription services charges generally range from $10 to $20 per month.  The industry had high expectations for the subscription services and the response to these services has disappointed.   Recently there have been attempts to create legitimate Peer-to-Peer services such as Mashboxx and iMesh using fee and/or subscription revenue models.  There have not been many  public releases as to  success of such services.  Further, the consistency of the content of these sites is not favorable, since it’s wholly dependent on the users supplying it, not the site owner.

The licensed digital music services also continue to grow due to consumer demand, but the sustainability at the reseller level is questionable as the current business of generating revenue on a pure pay-per-track business model is sustainable as a standalone business>. The mechanical royalties to the recording industry, performance royalties to the publishers and the cost of e-commerce leaves little margin at the general dollar per track model that is in use today.  This leaves services that use this model to make their content available as loss leaders for the marketing of hardware or general merchandise.

Pirate Online Music Services

With even the foremost of pirate online enterprises, almost all online music is accessed and downloaded using unlicensed file sharing.  Most of these services are now designed as Peer-to-Peer services so that songs are swapped from user to user, unlike the old Napster service that stored songs on a central server.  The distributed design of Peer-to-Peer makes the pirate services much more difficult to shut down with legal enforcement.  In some countries where copyright enforcement is lax, the central server model is still used, such as the MP3.ru pirate service in Russia.

With 10.5 million average simultaneous users on Peer-to-Peer services around the world, DCIA, the trade association that represents the Peer-to-Peer services, reported that there are 320 million Peer-to-Peer users globally and roughly more than 52 million people illegally downloading music in the U.S. IFPI estimates that 20 billion songs were illegally swapped or downloaded on the internet in 2005.

Several trends and circumstances precipitated the rise in both licensed and unlicensed online music services.  The first was the proliferation of the Internet, in particular broadband and high speed capability.  Music files are relatively small and easy to download. The second was the decline of the singles format, either in Vinyl or CD. It was a deliberate move by music companies that forced users to purchase a full CD even if they only wanted the highlighted, single track.  The last was the willingness by a large part of the consumer audience to engage in an endeavor or practice that, though illegal, they did not consider immoral.  According to the results of a survey on Peer-to-Peer music file-sharing released by Harris Interactive, the vast majority of Americans believe that downloading music for personal use should not be prohibited and that the high price of CD’s had driven downloading.

Harris Interactive’s 2005 teen survey listed various reasons for teens sharing music on the Internet:

•	Only like 1 or 2 songs on an album (59%);
•	Want to get music quickly (48%);
•	Music is too expensive to buy (46%);
•	Music should be free (44%);
•	Wanting exclusive songs that are not for sale (40%); and
•	Think music should be shared (38%).

Most Peer-to-Peer downloading occurs between 10 p.m. and 12 p.m. regardless of age.  This makes sense as the most people are on Peer-to-Peer networks during these hours and the available selection is therefore the greatest at this time.

According to the Harris Interactive survey, three out of four (75%) U.S. adults agree that "downloading and then selling the music is piracy and should be prohibited, but downloading for personal use is an innocent act and should not be prohibited."

Internet Advertising

A 2006 McKinsey study showed a steep decline in television viewership for males, 18-34. This decline was largely attributed to the proliferation of alternative leisure activities, particularly Internet usage.  A number of studies by Nielsen Media and Research, Jupiter Research, Ipsos-Insight, comScore, Veronis Suhler Stevenson, TNS Media Intelligence/CMR, McKinsey &Co. and PricewaterhouseCoopers amongst others analyzed the shift in TV viewership in the 18-34 male segment and reported the shift as resulting from:

•	A continued shift from television to other entertainment outlets (particularly video games and the Internet)

•	A gravitation towards adult content, music, auctions, sports and consumer electronics retail

Top web-sites such as MSN, Google and Yahoo are becoming ubiquitous each with over 480 million unique visitors in March 2006.

As Internet usage and broadband penetration rises and continues to increase, there has been a significant increase in online sales and the use of rich media advertisements.  Currently there are 124 million broadband users in 54 million U.S. homes as of year end 2006 per eMarketer. China had 123 million online users as of the end of 2006 per CIA’s World Factbook, up from 56.6 million users in March 2002 and 22.5 million users in January 2001 per ClickZ.  The CIA’s World Factbook reports online users in Germany at 50.6 million, India at 60.0 million, Japan at 86.3 million and the U.K. at 37.6 million users. AdAge using Forrester Research U.S. Commerce 2005-2010 actuals and projections, has total online retail sales in the U.S. in 2005 at $172.4 billion, with a year on year 2005-2006 projected percentage change of 17% and a projected 2010 retail online U.S. sales number of $328.6 billion.

The growth in broadband penetration and online retail have been two of the primary drivers in the increase in online advertising. While television still commands by far the biggest portion of ad spending, the increase in spending on Internet advertising has far outpaced the increase in television advertising spending. Online advertising in the U.S. is expected to increase from $16.4 billion in 2006 to an expected $19.5 billion in 2007 to over $30 billion by 2010.

The ANA and Forrester research companies undertook a study presented in March of 2006 which polled 133 advertisers that control $20 billion in ad spending. The companies included Charles Schwab, Colgate, Dunkin' Donuts, Johnson & Johnson, Mattel, Pfizer and Verizon.  80% of the respondents said that they were going to increase online advertising.  Most were going to move from television to online.  Forrester predicted that 2007 would be the first full year of TV budget declines.  Perhaps the most pointed example of this is Procter & Gamble, which has an annual ad budget of $2.5 billion. P&G announced in 2005 that it would cut back television ad spending. In the first 6 months of 2005, P&G’s ad spending dropped by 20% to $321 million, compared to the same period the previous year. During that same period, P&G’s spending on Internet advertising increased by 55%.

Our Solution

We plan to provide a rich user experience that enables users to download music at no monetary cost. Our goal is to attract and maintain a very large 13-34 year-old audience that consumes advertising, music and entertainment in an integrated manner.  In addition, our proprietary solution is planned to ensure user privacy while utilizing the information collected at registration for highly efficient ad placement.  We believe the solution differs from other music and entertainment download sites in numerous ways.  The main features of our solution include:

•
Broad catalog of music from all music majors and independents. We intend to deliver deep catalogs and new releases from the major record labels and the independents. This is essential in order to compete with online piracy.

•
Target audience.  We are targeting the 13-34 year-old demographic that represents 75% of music downloaders, many who today believe content should be free.  The age traditional 12-17, 18-24 and 18-34 demographic groups are viewed as extremely attractive segments of the advertising marketplace, given high current (or future) disposable incomes and strong brand loyalties and openness to new brands. This brand loyalty is even more pronounced in the age 12-17 segment that is being courted in the social media space, such as MySpace.  This is an important segment for major brands that are undertaking initiatives to build brand awareness, brand loyalty and increase sales.

The 18-34 year-old audience has a fundamental belief that online content should be free, especially music. This group has disposable income but they just choose to spend it on things other than online entertainment content. Some members of this audience are looking for reliable legal alternatives to illegal Peer-to-Peer services – this is especially true of the younger end of our target demographic.  The 13-24 year-old segment is unlikely to use music sites that charge a fee for music downloads, as long as there are alternatives available. Our plan capitalizes on the desire for ad-supported content and monetizes this demographic’s interest in music. The industry has been facing the possibility of losing nearly two generations of users, and we believe our business model is designed to bring them back and retain them.

The target audience has become more difficult to reach due to the proliferation of leisure activities, the decrease in time spent on traditional media (TV and print), and the increase in time spent online.  This audience is highly receptive to targeted and contextually relevant commercial messages which acknowledge who they are and their desires.  Our site is designed to integrate the advertising and content into a more holistic entertainment experience and in so doing will attract and keep our audience engaged for more than just a download transaction.

Demographically, this group falls in the 13-34 age range, allowing us to reach the most attractive target audience for advertisers. The most prolific downloaders within this group are aged 16-24.  We have done extensive research on the 13-34 year-old demographic’s lifestyle, entertainment habits and, in particular, online music behavior.  Our site is being designed and built for a user experience that appeals to this group, which we hope will allow us to deliver this much-coveted audience to advertisers very efficiently.  Our internal research showed that all segments of our target audience were open to relevant brands and advertising, and viewed the ad-supported business model favorably.  We believe this will allow advertisers to have confidence that the ads they are placing are reaching the right audience and ultimately allow us to achieve premium ad rates for delivering this demographic.

•
Ad-supported legal music. We will enable users to download music legally on an ad-supported basis.  We plan to provide ad-supported music to registered users through the advertising we sell on our site – hence the phrase “ad-supported” music downloads.  Music companies are endorsing the business model whereby they are compensated for the lack of fees charged for the music downloads by contractually agreeing to a material percentage of the ad-revenues and an allocation of unsold ad inventory for promotional purposes.  Ad units on the site are intended to include high impact video ads, rich media units, banners and buttons.

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Ad-Supported Music. Music is licensed by us from the record companies for ad-supported downloads. While many in the target audience believe that content should be free, they have different opinions on what free means.  Our focus group research indicates that time spent downloading music is considered a valuable use of time.  Time and money are currencies and the users are more than willing to watch commercial advertising as ”payment” for their content where ads are an integral and contextually relevant part of the experience.  Our ad-supported business model was viewed favorably by all ages in the target demographic.  There is no requirement to provide any financial or other information beyond the initial limited registration information.

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Legal. The license agreements with the music industry will allow users to synchronize their libraries and playlists on their personal computer and up to two portable devices.  Provided users use the music in the manner they have agreed to with the site, they will not be subject to lawsuits from the music industry for infringing copyrights.

•
Privacy. Upon a user’s initial visit to our site, he or she must register before downloading any music – this process is simple and requires minimal effort. Very limited information is requested at time of sign-up – email address, age, gender and zip code or state.  Each user selects a unique ID by which they are identified each time they return to the site. All data will be handled with a high level of sensitivity.  We intend to be a community that people will not only visit, but come to stay and they and their privacy will be treated accordingly.  The service will be designed initially so that if any data is shared with advertisers, marketers or vendors, it will be provided at an aggregate level and will not include information that can identify an individual, unless they have given their express consent.

•
Targeted advertising. The minimal data users provide at registration will be used to validate the user and to facilitate targeted advertising with age and gender appropriate messages. Our proprietary solution enables the behavior of each individual to be tracked by their unique ID assigned at registration. This process ensures that ads shown to the users are contextually relevant to their appropriate user characteristics and privacy is maintained.  For example, a 26 year-old man may see an ad for beer while a 16 year-old boy would not. We intend to enhance our advertising delivery system to direct ads based not only on user characteristics, but also on individual behavior on our site.  Over time we will learn more about our users’ tastes (music genre downloaded, concerts attended, fan clubs participated in, etc.) and we will be better positioned to provide even more targeted advertising.

•
Non-intrusive advertising. Our research has indicated that our users are not opposed to advertising; however they are opposed to intrusive advertising.  The business model is driven by advertising and the rich user experience has been designed to make this advertising part of the experience. The site has been designed with contextual advertising primarily through rich media and broadband video commercials in addition to the more traditional banners and buttons.  It is our intention to not have intrusive advertising such as pop-up ads. While users are searching the site or downloading, they are free to peruse the ads, visit other areas of the site and/or activate rich media ads.

•
Site Design. Our site is being designed and developed around the user’s experience and not just for downloading transactions.  Our design and development team is creating an integrated entertainment experience by incorporating into the design extensive target demographic research and insights on how this audience lives and consumes its music and other entertainment.  The process for discovering new content is one that the user is passionate about, and one that requires multiple sources and destinations for information.  Over time, we intend to incorporate important sources for discovery such as reviews, lyrics, communications and community (email and playlists), artist information (bios, event calendars such as concert and tour information) and metadata thus creating a unique central destination for the discovery of new music together with the ability to download the music, as well as other entertainment content.

•
Control over content. Virus-free downloads, clean and complete downloads, reliable and consistent download process, lyrics, categorization by genre, and metadata are key content differentiators our site will provide.  Unlike Peer-to-Peer services, we will have control over the content that appears on the site. This is very important and attractive to advertisers as they will not have to worry about their products being associated with objectionable content.  Control is especially important with respect to the teen segment of our audience, especially for the younger 13-15 year-old subset and their parents who monitor their online usage.  By only including licensed content that is controlled at the outset, we have a cost effective model that will not require dedicated overhead for people to monitor site content. This compares favorably to Myspace.com which currently dedicates more than 1 in 3 employees to content filtering.

•
Content and major music label participation. Our business model plans to monetize the heretofore non-revenue producing illegal Peer-to-Peer downloads currently estimated to be 20 billion illegal downloads a year.  Record labels will be motivated to see us succeed once they see significant positive revenues and the possible reduction in piracy and the associated costs.  A truly successful music site must include the artists from major labels and independent labels, including what young people perceive as the latest acts. This cannot happen without the support of the record labels and music publishers, which must license rights to their music. Agreements have been reached with amongst others Universal Music Group and Independent labels - Toddler Records, Tommy Boy Records, MC Records and Koch Records - to have their music libraries included in our online catalog.  These agreements allow us to deliver new releases on the day they are released to the public.  We are in the midst of negotiating digital rights licensing agreements with the other labels for similar agreements. Publishers are also getting on board with deals signed or imminent with major holders of publishing rights.  Agreements have been reached with amongst others EMI Music Publishing, Cherry Lane Music Publishing, Carlin America, Anna Teresa Music/Helene and Blue Music.

•
Scalable business model.  Our business model is intended to be highly scalable because ad-supported, legal and virus-free content has universal appeal to our target audience in nearly every market, and global advertisers all seek out this highly desirable audience. Our model is intended to provide a highly targeted environment for advertisers, with virtually no barriers for participation by the target group because the normal rules of e-commerce (i.e., credit card required) do not apply. Because the value proposition appeals to our target demographic, we believe the potential reach and growth rate is attractive.

•
Strong, leveragable financial model, with success-based costs. We are not a capital intensive business. Our business model of sharing advertising revenues with the music industry allows our costs to be controlled, our gross profit margins to be predictable and our profitability to be a function of how well we manage our operating expenses.  At the same time, we intend to maintain a focus on the appropriate advertising and promotional activities which will build an audience and then retain this user base. From a cash flow standpoint, the major expenditures we anticipate are royalties to the record labels, publishers and ongoing operating expenses including marketing.  We can also expand the business to include additional sources of revenue, such as selling “permanent” music or selling concert tickets.

•
Quality product. In an attempt to diminish the entertainment experience, content owners have used a number of technologies to lower the quality of music and film files downloaded from pirate online music services.  This has been done with various degrees of success. We will deliver virus-free digital files received directly from the record labels.  This is a key component in convincing potential users to migrate from pirate online music services due to the variable quality experienced.  Music downloaded from us will be encoded at 128Kbps, the same quality that users get from popular paid sites such as iTunes.

•
Evolving landscape for music industry.  Our business model provides a solution for the problems facing the music industry, as described below, by providing a viable legal alternative to the illegal Peer-to-Peer music sites, an audience for advertisers and an attractive music source for young adults. The problems include:

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Piracy. Illegal downloading of music remains the most important issue as music industry sales have continued to fall.  Over the last five years, CD units shipped have fallen 25.1% on a cumulative basis and the resultant revenue decrease is 20.3% over the same period.

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Lack of CD sales. Sales of digital tracks are up 75% for the period January-July 2006 compared with the same period in 2005.  In 2005, record company revenues from digital sales were an estimated $1.1 billion globally.  This is nowhere close to making up for the loss of physical product sales which are down over $9 billion annually and continuing to fall.

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Advertisers and Internet advertising.  With larger overall ad budgets, more companies have shifted advertising from other media to the Internet.  U.S. online ad spending reached $12.9 billion in 2005 and is predicted to reach $15.6 billion in 2006 and $22.3 billion in 2009.  The ability to reach the 13-34 demographic through traditional means has decreased.  Advertisers now have new connection points as Internet advertising has increased significantly, especially with exploding broadband adoption, the advent of video streaming and the ability to run TV-style ads on the Internet.

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Broadband.  The availability, adoption and speed of in-home broadband connections have drawn millions of users to the Internet from other media.  Similarly, it has opened a new distribution pipeline for entertainment content, both legal and illegal.

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Download site with value-added related content. We are not a transaction-based store like iTunes or Napster, but a global ad-supported personalized music service where registered users can stay for a more holistic music related visit.  In addition to ad-supported music downloads, over time we plan to add concert information, reviews, lyrics, news, charts, the ability to purchase albums, digital tracks or relevant merchandise through strategic partnerships with the music industry and e-tailers. In addition to the ability to email album recommendations, save the album for later or include it on a favorites list, future releases could include other programming content as well as social networking applications with the appropriate controls such as blogs, podcasts, artist chat, and chat rooms to name just a few.  We also plan to offer sponsor contests and work with our partners in the advertising and music industry to reach and connect with the target audience in new and exciting ways.

Our Technology

We own and develop our own technology, both for the front-end PCs and the back-end server systems.  Our technology consists of tens of thousands of lines of proprietary code.  The front-end technology is designed in New York, NY and the backend technology in Seattle, WA by permanent employees of our company.  We believe that our in-house technology know-how is a key asset for us at launch and moving forward.  This is in stark contrast with several potential competitors who have outsourced either the front-end or back-end technology of their solution - or in some cases both.

Our website, www.spiralfrog.com, is accessed via a standard browser and consists of a server-based web service that includes a relational database, a file store and a digital rights management (DRM) service.  We will support users who run Windows XP or Windows Vista, running either the Microsoft Internet Explorer or Firefox browsers.

Unlike most digital music stores today, we allow users to search and browse for their favorite songs and videos without first registering for the service, or requiring to download client software.  Only after the user has confirmed their favorite track or video exists (including via an audio clip or a video stream) does the site request the user to register and install the download manager that permits files to be transferred to the user's hard disk via the browser interface.  We believe this type of unique design will help us get many more users to try out our site by lowering the upfront requirements of the typical music sites today.  This will also encourage users to check back often as we build our music and video catalogs over time - and many users will find other things to do on the site, helping us build our unique user numbers as all visitors will be consuming our sponsors' advertisements.

We rely on the Microsoft DRM platform to ensure copyright protection of the files, as required by content owners.  We have developed a sophisticated system to be able to report actual playcount data for each song and video which forms the basis of royalty reports to the record labels and publishers.  This permits our revenue and royalty model to be independent of the number of downloads, allowing for a site design that makes downloading easy and convenient.

By marrying the demand for music, entertainment, the marketers’ appetite for reaching the 13-34 year-old demographic and the music industry’s desire to reduce piracy and generate revenues, we believe we will offer a unique win-win-win scenario for all involved in the content supply chain:

•	The marketers and the advertising industry win with direct access to this fundamentally important and elusive 13-34 year-old target market;

•	Users win with access to a site with an unprecedented combination of music catalogs, information for new music discovery and legal music downloads;

•	The music industry wins by possibly reducing and possibly reversing economic losses suffered as a consequence of music piracy by:

-	generating new revenues; and

-	Potentially stemming the tide of music piracy, which is estimated to total 20 billion tracks a year by the RIAA.

Our Website

In April 2007, we previewed our site in Canada on an “invitation-only basis”.  The purpose of this first phase is to test the operational and functionality aspects of the site, and to receive initial feedback on the user experience.  We currently have over 2,000 members taking part in these previews and have received very constructive feedback about the site’s viability.  In the first month, the average member has downloaded 16 songs and viewed 15 pages per visit.  In May 2007, we went “live” on our website in Canada.

The website currently has over 700,000 songs available for download and 1,500 music videos that can be currently watched on the website or downloaded.  As we enter into additional licensing agreements and as more content becomes available under our current licenses, we will be adding them to our database.  In connection with registration, users need to submit their email address, age, gender, and Zip/Postal code information, and to create a user name and password. Users then download and install our Download Manager, which allows users to download songs from our site. Users can search for specific songs or artists or browse by genre.  Upon downloading a song, the user is required to type in a randomly generated visual verification code in order to activate the downloaded song, which process must be completed within 60 seconds after downloading is completed.  While a song is downloading, users can queue up additional songs for downloading and move them up or down the queue list in the order of priority the user selects.  Once the prior song finishes downloading, users can click to have the next song begin downloading.

In order to be able to keep downloading songs and playing songs previously downloaded, users are required to renew their membership at least every 30 days.  In order to renew, users must enter their user name, email address, randomly generated code and answer a few questions about the user and his or her habits.  Once the membership is renewed, the digital rights management, or DRM, program updates the license.  Any songs on the user’s computer will automatically be updated, and the user must sync their portable music devices to their computer to update their song licenses.

License Agreements

            On November 15, 2006, we entered into a Digital Music and Video License Agreement with The Orchard Enterprises, Inc. (“Orchard”).  Pursuant to that Agreement, we were granted the non-exclusive worldwide rights to a minimum of 450,000 sound recordings and additional video content from Orchard’s catalog.  The license expires on the earlier of December 31, 2008 or the end of a pre-defined advance recoupment period.

On May 16, 2007, we entered into a Digital Music and Video License Agreement with  Universal Music Publishing Group (“UMPG”) under which we were granted the non-exclusive  right to music downloads, music streams, video downloads, and video streams from the UMPG catalog for the purposes of reproducing compositions a digital files on secured servers; reproducing and distributing compositions embodied in digital riles as limited music downloads, music streams, limited video downloads, and video streams.   This license expires December 31, 2008.

On August 6, 2007, we entered into a Digital Music and Video License Agreement with  BMG Music Publishing  (“BMG”) under which were granted  non exclusive rights  to digital music service, including music downloads and music streams, limited video downloads and video streams from the BMG catalog for the purposes of reproducing compositions a digital files on secured servers; reproducing and distributing compositions embodied in digital riles as limited music downloads, music streams, limited video downloads, and video streams.   This license expires December 31, 2008.

           On August 16, 2007, we entered into a Digital Music and Video Distribution Agreement between the Company and Independent Online Distribution Alliance, Inc. ("IODA") under which were granted the non-exclusive right to limited music and video downloads, limited non-music videos, lyric displays, music streams, music video streams and non-music video streams.

This license expires on the earlier of October 31, 2008 or one year from the official USA launch of SprialFrog.

Future Opportunities

After the initial services have been launched, we plan to leverage our installed base and knowledge of user musical preferences to key affiliates and partners who sell other entertainment products and services.  We plan to have a second source of revenue produced from these third-party deals, which will encompass related music products, including ad-free music for permanent ownership, digital videos, ringtones, lyrics, concert tickets and potentially non-music related products and music related hardware. We also plan to enter into alliances for online ticket sales with appropriate companies in each market.

The success of this model depends upon; 1) getting licenses from the music industry to distribute songs using this new price model and; 2) negotiating reasonable revenue splits that are based upon revenue percentages (and not fixed dollar amounts per download or per play), such as the deal we have been successful in negotiating with Universal Music Group.  This is necessary since we expect our revenues to vary by song.

Competition

We face direct competition from illicit pirate music sites. These Peer-to-Peer sites distribute free music, in most cases:

•	Without the consent of the music owners, artists or publishers;

•	Without paying for their content;

•	Without any advertising or marketing costs and a very limited or zero cost of goods sold ;

•	From a company that is often incorporated in countries where intellectual property laws are barely enforced, or not enforced at all;

•	Downloads do not include any DRM and no restrictions are imposed on sharing or CD burning;

•	These services do not impose time-out restrictions on downloads;

•	Where spyware, varied file quality and viruses are the norm;

•	Incorrect metadata such as labels, descriptions and categorizations result in poor search capabilities;

•	Slow and inaccurate downloads; and

•	Limited or no information for music discovery.

We will compete with these sites by offering a service that addresses all of the above-mentioned limitations of the Peer-to-Peer services, namely higher quality music that is virus-free; accurate metadata (name of the song, artist, composer, etc.); spyware and virus-free downloads that will not slow down a user’s computer and; sophisticated discovery tools and search capabilities.   Our service is being built to be more accurate, reliable and faster than anything the Peer-to-Peer services can offer.

Over 70% of downloaders are under the age of 35 and many believe that content should be free.  As such, the Peer-to-Peer services will be our main competition.  However, we do expect to have older segments of our audience who will look to paid and subscription services as our competition.

Employees

As of August 28, 2007, we have 20 full time employees and two consultants.  We consider our relations with our employees to be good.  We believe our future will depend in large part on our ability to attract and retain highly skilled employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Risk Factors

Anyone considering an investment in our company should consider the following risk factors.

We Have a History Of Losses Which May Continue, Which May Negatively Impact Our Ability to Achieve Our Business Objectives.

We incurred net losses of $6,743,302 and $1,079,925 for the years ended December 31, 2006 and 2005, respectively. For the six months ended June 30, 2007, we incurred a net loss of $4,140,671. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our revenue. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

If We Are Unable to Obtain Additional Funding, Our Business Operations Will be Harmed and If We Do Obtain Additional Financing, Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to complete additional licensing agreements, research and development and website maintenance.  We anticipate that we will require up to approximately $18,000,000 to fund our continued operations for the next twelve months, depending on revenues from operations.  Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy.  There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Our Independent Registered Public Accountants Have Expressed Substantial Doubt About Our Ability to Continue As a Going Concern, Which May Hinder Our Ability to Obtain Future Financing.

In their report dated June 15, 2007, our independent registered public accountants stated that our financial statements for the year ended December 31, 2006 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations and a significant working capital deficiency. We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

If we fail to get nearly all the record labels to agree to work with us, our business model could fail.

There are four major record labels, which represent a large majority of the business. We have entered into an agreement with Universal Music Group, which is the largest record label, to distribute the music to our users on an ad-supported basis, in return for a percentage of the revenue from the commercials. We believe that our approach to licensing music is radically different than anything which has ever been done before.  It involves a level of risk to the labels, since our unique business model could take away from their other revenue streams. While the level of interest of the other major and independent record labels is encouraging, there is no guarantee that they will all license us their music on business terms that we require.  In the event that we are unable to enter into agreements with most of the other major and independent record labels, it is unlikely that we will be able to attract and keep users to our site.  If we are unable to offer a significant portion of all available music, our business model is likely to fail and we will need to cease operations or develop a new business model.

If we fail to get Peer-to-Peer users to switch to our site, we will be unable to generate the revenues necessary to continue our operations.

Even if we offer the downloads for free, there is a chance that the people who use popular file sharing applications such as Limewire, KaZaA and Morpheus will continue to use those sites and not switch to us in large numbers.  In the event that users do not switch from file sharing applications to our services, we may not generate enough revenues and may be unable to convince record labels to continue making their catalogues available, which would cause us to cease operations.

The songs we provide do not play on Apple iPods, which could result in fewer users of our services.

As the first and largest legal music download site, Apple has managed to maintain their market share by limiting the playability of music and video content purchased through iTunes, a closed proprietary interface that does not support any digital rights management other than the Apple AAC format.  Apple is the category leader for portable digital music players with approximately 76% of the U.S. market share and 26% share of the worldwide market.  Since launch five years ago, more than 60 million iPods have been sold globally.  Over a five year period many have been replaced or upgraded and the actual figure of working iPods is estimated to be nearer 40 million.  Since our music and videos cannot be downloaded to an iPod, users will need to purchase a portable digital music player that is compatible with our services if they want to make their music portable. As a result, users may be unable or unwilling to spend the additional money and may not use our site.

We distribute songs which have time out restrictions and have other usage restrictions, any one of which may reduce the size of our audience.

For the most part, we are required by the record labels to place restrictions on how the ad-supported music is used.  For example, the downloads are restricted to personal use only.  While we believe most of our target audience are using this service for personal reasons only and will accept this timeout for the trade-off of assured quality music downloads which are fully licensed, legal, and virus-free, among other added values, some young users may prefer to continue to steal music from pirate sites in order to circumvent any of these restrictions, in particular our timeouts.

The largest record label has imposed specific restrictions on the music we deliver, in order to create some differentiation between ad-supported and paid for music.  In other words, the labels want to preserve some market for music that is actually purchased with money.   We do allow users to move the music they download to their portable music players, their mobile phones, and other portable devices.  However, the major restriction is that we do not allow users to “burn” CDs in most cases.   Therefore, some of the users who obtain music illicitly from pirate sites with the explicit intent of burning CDs will continue to use pirate sites for this purpose.   With the rapid growth of digital music players and music enabled cell phones, we expect the number of such cases to decline over time, but there is no guarantee as to how fast this will happen, and what negative impact this could have on our projected revenues.

It could take a long time to get our advertising revenues at the level we require to properly compensate the recording industry.

We expect advertisers to migrate to us, but they are by nature conservative and will require convincing that we are a desirable destination for the age 13-17 and especially the overall age 18-34 demographic.  Although there is a significant shift of dollars to the Internet, any new publisher is going to have to prove its place on the advertisers’ schedule and fight for its share of the available dollars. A new service, no matter how strong the proposition, will come under additional scrutiny from the advertiser’s advertising agency and media buying company.  They will attempt to exploit our “newness” by demanding test rates that are below true market value.  In the very beginning it may be prudent to take such deals in order to have the client experience the service and see first hand the value that we can deliver.

Mechanical licenses may not be available for some songs.

Song writers and music publishers have many protected rights. At least two types of rights for their music are implicated by our business plan.  The first is the right to make reproductions of the songs in recorded music; this right is called the mechanical license.  We have been negotiating this mechanical license with the companies and organizations that grant this license on behalf of the writers. We believe that we will be able to obtain the necessary rights for most of the music that we will distribute on the terms that we seek.   However, there will be some music publishers who might not grant us the necessary rights and their songs would thus be excluded from our service.

Performance rights might not be available for all songs.

Song writers and music publishers also have a right to be paid a royalty whenever their music is performed (those royalties are payable, for example, when a song is performed or played on the radio or on television or streamed on the Internet).   We might be liable for this expense, especially when video is displayed on our web site or desktop software, such as when a music video or “television commercial” is streamed, when we show a short film or TV program, or if we provide games with music playing in the background.  Typically, these licenses are collected by “performing right collecting societies”, such as ASCAP, BMI, and SESAC in the United States, and other societies in each country around the world.   While we have already signed a license with BMI and SESAC and we believe we will conclude a deal with ASCAP, there is no guarantee that we will, nor is there a guarantee that we will obtain such license on the percentage terms we seek.   We made application to ASCAP for a license, and in so doing were advised that they would take no action against the company for performing songs in the ASCAP repertoire, but the terms of a license agreement have not yet been concluded.  If we are forced to pay a higher percentage than we plan, this could adversely affect our operating margins.

We have a limited operating history with which to judge our performance.

We have been in existence since October 2003 (date of filing Articles of Organization) and engaged in developing our business model since February 2004.  As a result, we have only a limited operating history upon which to evaluate our business and prospects.  Our proposed business operations will be subject to numerous risks associated with early stage enterprises and the development, production and sale of the types of products and services that we offer.  These risks apply particularly to us because the markets for our technology and products are new and rapidly evolving.  We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks.  Our failure to do so could materially adversely affect our business, financial condition and operating results.

Our future success depends on significant growth in our business and we may not be able to manage our future growth successfully.

Our ability to offer broadband entertainment services successfully and implement our business plan in a rapidly evolving market requires an effective planning and management process.  Our growth could be limited if our management team is not able to achieve the effective planning and rapid execution necessary to fully exploit the market opportunities presented to us.  In the future, we plan to increase the scope of our operations at a rapid rate. Such expansion efforts could be expensive and may strain our managerial and other resources.  To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel, manage expanded operations and our relationships with our customers, suppliers and partners.  If we do not manage growth properly, it could harm our operating results.

If we are unable to retain the services of Messrs. Mohen, Schrieberg and Suomalainen or if we are unable to successfully recruit skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of Mr. Joe Mohen, our Chairman and Founder, Mr. Schrieberg, our Chief Executive Officer and Mr. Suomalainen, our Chief Technology Officer. Loss of the services of Messrs. Mohen, Schrieberg or Suomalainen could have a material adverse effect on our growth, revenues, and prospective business. We do not maintain key-man insurance on the life of Messrs. Mohen, Schrieberg or Suomalainen. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. For example, we may need to recruit very senior managers who have run major television networks and there is no guarantee that a young company can attract such talent. Immigration laws may further restrict our ability to attract or hire qualified personnel.  Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

We operate in business climates and industries that change rapidly and in unexpected ways.

Rapid technological change and uncertainty due to new and emerging technologies and shifting consumer preferences characterize the broadband entertainment industry and the target market industries to which we market and sell our products.  We may be unable to develop, integrate and market, on a timely basis, the new and enhanced products and services necessary to keep pace with competitors.  Our products and services may be rendered obsolete by the offerings of our competitors or by changes in computing technologies for the fields addressed by our software.  Failure to anticipate or to respond to changing technologies, or significant delays in the development or introduction of products or services, could cause customers to delay or decide against purchases of our products or services.

If the technology we rely upon becomes obsolete, we may not be able to market our services.

The technical features of our site will in large part determine the marketability of our product. New market entrants may succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering our services obsolete or less marketable. Accordingly, the ability for us to compete will be dependent on the timely enhancement of our existing products as well as the development of future products. There can be no assurance that we will be able to keep pace with technological developments, or that our products will not become obsolete. Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on our operations.

We face strong competition that could prevent us from adding new customers or expanding our existing customer relationships.

The market for broadband entertainment is intensely competitive, subject to rapid change and significantly affected by new product introductions, pricing strategies and other market activities of industry participants.  Our primary competitors are the illegal Peer-to-Peer services that have been under fire from various international entertainment, legal and governmental organizations for potentially breaching copyright and intellectual property laws.

We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees.

We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position.  Competitors, through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage), may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential and that all inventions arising out of the employee’s or consultant’s relationship with us are our exclusive property.  Our employees and consultants may breach these agreements and in some instances we may not have an adequate remedy.  Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

We may not be able to adequately defend our intellectual property from third party infringement, and third party challenges to our intellectual property may adversely affect our rights and be time consuming and costly.

Some of our competitors have, or are affiliated with companies having substantially greater resources than we have, and those competitors may be able to sustain the costs of complex patent litigation to a greater degree and for longer periods of time than us.  Uncertainties resulting from the initiation and continuation of any intellectual property litigation could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters.  An adverse outcome could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or cease using the technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to claims of infringement by third parties that may adversely affect our rights and may be costly and time consuming to defend.

Third parties may claim infringement by us of their intellectual property rights.  Our products may infringe other intellectual property rights of third parties.  We may be required to seek licenses for, or otherwise acquire rights to, technology as a result of claims of infringement. We may not possess proper ownership or access rights to the intellectual property we use.  Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product development delays or require us to enter into royalty or licensing agreements.  Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us, our failure or inability to license or design around the infringed technology could have a material adverse effect on our business, financial condition and results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were formed in February 5, 2004 as Mohen Entertainment Portals, LLC, which then merged with and into Mohen, Inc. on May 12, 2005. On August 6, 2007, we changed our name to SpiralFrog, Inc. We are a development stage company seeking to establish an advertising-funded, free and legal music download internet site specifically targeted to the age 13-34 market.  Substantially all revenue will be produced from advertising appearing on our website.  We initiated a beta test of our website in Canada in April 2007 and went live in Canada in May 2007. We launched our website in the United States, by invitation only, in August 2007. We intend to attract advertisers who desire to placed targeted advertisements on our website. During 2006, we licensed sound records from Universal Music Group for use on our website in North America.  We are seeking to license additional rights from other record labels and music publishers to broaden our offering.

Plan of Operations

Over the next 12 months, we plan to aggressively expand our catalogue of music and videos available for download to our users.  In addition, we hope to attract a significantly large number of unique users and advertisers wanting to provide targeted marketing to our users. We anticipate that we will need approximately $18 million in order to fully implement our business plan over the next 12 months.  Our targeted goals and milestones for each of the next four quarters is as follows:

July to September 2007:

●	Sign additional independent music labels to add one million or more audio music tracks to our content inventory.
●      Expand United States sales force by adding at least five sales people.
●      Sign additional United States publishing agreements.
●      Launch our website in the United States.
●      Sign second major record label.
●      Hire creative site director.

October to December 2007:

●	Sign additional United States music publishing agreements.
●
Execute marketing campaign in the United States aimed at 13-34 year olds, through one or more of the following approaches: hire gorilla marketing firms for unconventional promotions; consumer targeted press releases; advertising on some of the youth community sites; or hiring “bloggers” to attract attention to us on the internet.

●	Conduct a private placement to raise up to $25 million.
●	Sign third major music label and increase inventory to three million audio tracks.

January to March 2008:

●      Achieve at least three million unique monthly users.
●      Increase marketing programs.
●      Sign fourth major music label.
●      Hire vice president of business development to provide joint marketing agreements and strategic alliances.
April to June 2008:

●      Pre-launch in the United Kingdom.
●      Provide mobile integration with website.
●      Add advertising sponsorships sections to website.

Liquidity and Capital Resources

As of December 31, 2006 and June 30, 2007, we had cash on hand of $498,009 and $941,593, respectively. Development stage net loss for the year ended December 31, 2006 was $6,743,302 compared to $1,079,925 for the year ended December 31, 2005 and $4,140,671 for the six months ended June 30, 2007 compared to $1,114,477 for the six months ended June 30, 2006, which was due to a temporary stall in operations from a lack of capital.  The loss for the year ended December 31, 2006 consisted primarily of selling expenses, costs to develop our website and software technology, and legal and accounting expenses incident to our development stage activities.  For the year ended December 31, 2006, we used $137,460 in investing activities in connection with the purchase of property and equipment.  For the year ended December 31, 2006, we received $8,292,456 from financing activities, which was comprised primarily of $7,901,456 (net of transaction fees) from the sale of Series B Convertible Preferred Stock.   For the year ended December 31, 2006, we used $7,657,023 in operating activities, including $6,743,302 in net losses, $2,434,560 million for the payment of deferred music licenses and other fees, $171,356 in prepaid expenses and other current assets, $35,658 in officer loans and $34,022 in security deposits, which were offset by $1,440,000 in amortization of deferred licenses, $262,334 in accounts payable and accrued expenses, $35,658 in bad debts and $21,500 in depreciation.

We expect significant capital expenditures during the next 12 months, contingent upon raising capital.  These anticipated expenditures are for music license acquisitions, website maintenance and development, overhead and working capital purposes. We have sufficient funds to conduct our operations for a few months, but not for 12 months or more.  There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. We anticipate that we will require up to approximately $18 million to fund our plan of operations for the next twelve months, depending on revenues, if any, from operations.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow deficits.  However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

We presently do not have any available credit, bank financing or other external sources of liquidity. Due to our brief history and historical operating losses, our operations have not been a source of liquidity. We will need to obtain additional capital in order to expand operations and become profitable. In order to obtain capital, we may need to sell additional shares of our common stock or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding.

We will still need additional investments in order to continue operations to cash flow break even. Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments.  Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the lack of a trading price of our common stock and a downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

To date, we have generated minimal revenues ($3,102 as of June 30, 2007) and have incurred operating losses in every quarter.  Our independent registered public accountants have stated in their report dated June 15, 2007, that we are a development stage company. These factors among others may raise substantial doubt about our ability to continue as a going concern.

In April 2006, to obtain funding for our ongoing operations, we entered into a securities purchase agreement with a 15 accredited investors pursuant to which the investors purchased 10,414,654 shares of Series B Convertible Preferred Stock at a price per share of $0.85, for gross proceeds of approximately $8,852,456, less $951,000 in transaction fees (cash and warrants).

On August 28, 2007, our Series B Convertible Preferred Stock was automatically converted into shares of our common stock, upon the automatic effectivness of this Form 10-SB Registration Statment, as our securitires are now registered under Section 12(g) of the Securities Exchange Act of 1934.  The 10,414,654 shares of Series B Convertible Preferred Stock were converted into shares of common stock on a one for one basis.

During March and April 2007, we entered into securities purchase agreements with nine accredited investors for the sale of an aggregate of $5,000,000 in senior secured exchangeable notes, of which we received net proceeds of approximately $4,500,000 after expenses and closing costs.  On August 7, 2007, we entered into an amended and restated securities purchase agreement, pursuant to which we sold an additional $5,000,000 in senior secured exchangeable notes.

The senior secured exchangeable notes bear interest at 12% per annum, payable monthly commencing October 1, 2007, maturing on April 19, 2008 (August 7, 2012 for the senior secured exchangeable notes issued on August 7, 2007), and are exchangeable into our common stock, at the investor’s option, at a rate of $0.86 per share, subject to adjustment.  Based on this conversion price, the $10,000,000 in senior secured exchangeable notes are exchangeable into approximately 11,627,907 shares of our common stock.

In connection with the securities purchase agreements, we also entered into a registration rights agreement providing for the filing, within 30 days after the senior secured exchangeable notes become exchangeable into shares of our common stock, of a registration statement with the Securities and Exchange Commission registering the common stock issuable upon exchange of the senior secured exchangeable notes.  We are obligated to use our best efforts to cause the registration statement to be declared effective no later than 90 days after such registration statement is filed and to insure that the registration statement remains in effect until the earlier of (i) all of the shares of common stock issuable upon conversion of the secured exchangeable debentures have been sold or (ii) such shares may be sold without restriction pursuant to Rule 144(k).  In the event of a default of our obligations under the registration rights agreement, we are required to pay to the investors, as liquidated damages, (i) a cash amount equal to 1.5% of the aggregate purchase of the senior secured convertible notes, and (ii) for each 30 day period that the registration statement has not been filed or declared effective, as the case may be, a cash amount equal to 2% of the aggregate purchase of the senior secured convertible notes.

The senior secured exchangeable notes are collateralized by 3,734,847 shares of Series A Convertible Preferred Stock and 2,930,000 shares of common stock of seven of our shareholders and directors. In addition, we executed a security agreement in favor of the investors granting them a first priority security interest in all of our goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property.  The security agreement states that if an event of default occurs under the secured convertible debentures or security agreements, the investor has the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Income Taxes

We account for our income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We have established a valuation allowance related to the benefits of net operating losses for which utilization in future periods is uncertain. We believe it is more likely than not that we will not realize the benefits of these deductible differences in the near future and, therefore, a valuation allowance has been recorded to offset such future tax benefits.

Revenue Recognition

We expect that we will derive substantially all of our revenue from the sale of advertising on our website.  We anticipate to have four major advertising revenues streams:  Click Ad revenues will be recognized when an ad that is placed in our website is successfully ‘Clicked’ and linked to another website or area; Video revenues will be recognized when ads are played within the website; Banner revenues will be recognized when an ad is displayed in our website; and Imprint revenues will be recognized once the established number of times an ad is to be shown is displayed.  Any prepaid advertising payments received will be treated as deferred revenues.

Revenue shall not be recognized until it is realizable and earned, considering: the existence/proof of an arrangement; delivery has occurred or the services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured.

Research and Development

In accordance with SFAS No. 2, "Accounting for Research and Development Costs," all research and development costs are expensed when they are incurred. Research and development expenses consist primarily of research and development activities associated with the development of our technology.  Since inception through December 31, 2006, we have expended $886,729 for research and development activities.

Software Development

We expense all costs incurred in the preliminary project stage for software developed for internal use and capitalizes all external direct costs of materials and services consumed in developing or obtaining internal-use computer software in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, for employees who are directly associated with and who devote time to internal-use computer software projects, to the extent of the time spent directly on the project, we capitalize payroll and payroll-related costs of such employees incurred once the development has reached the applications development stage.  All costs incurred for upgrades, maintenance and enhancements that do not result in additional functionality are expensed. To date, we did not capitalize any software development costs as such technology has not reached any definitive stage of functionality. These costs once capitalized will be amortized to expense over the estimated life of the software technology.  We will periodically perform reviews of the recoverability of capitalized software costs.

Web Site Development Costs

We adopted Emerging Issues Task Force Abstract (“EITF”) Issue number 00-2, “Accounting for Web Site Development Costs.” EITF 00-2 provides guidance on the accounting for the costs of development of company web sites, dividing the web site development costs into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the web site application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the web site, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the web site, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the existing web site are incurred. The costs incurred in the web site application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. To date, we did not capitalize any web site development costs.  Such costs once capitalized will amortized to expense over the estimated life of the website technology.  We will periodically perform reviews of the recoverability of capitalized web site costs.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share Based Payment," using the modified prospective transition method. There was no effect to the accompanying financial statements pursuant to the adoption of SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123(R) addresses all forms of share-based payment awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123(R), stock-based awards result in a cost that will be measured at fair value on the award's grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations.

Prior to January 1, 2006, we accounted for employee stock transactions in accordance with Accounting Principle Board ("APB") Opinion No. 25. "Accounting for Stock Issued to Employees." We had adopted the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

Prior to our adoption of SFAS No. 123(R), SFAS No. 123 required that we provide pro-forma information regarding net earnings and net earnings per share as if our stock-based awards had been determined in accordance with the fair value method prescribed therein. We previously adopted the disclosure portion of SFAS No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure," requiring quarterly SFAS No. 123 pro-forma disclosures. The pro-forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represents the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.).

There were no stock options granted to employees during the year ended 2005.

The cost of stock-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the stock-based award, whichever is more readily determinable, using the measurement date guidelines enumerated in Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We have not yet completed our evaluation of the impact of adopting SFAS 155 on our results of operations or financial position, but do not expect the adoption to have a material impact.

In March 2006, the FASB issued SFAS 156 - "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 is effective for the first fiscal year beginning after September 15, 2006. SFAS 156 changes the way entities account for servicing assets and obligations associated with financial assets acquired or disposed of. We have not yet completed our evaluation of the impact of adopting SFAS 156 on our results of operations or financial position, but do not expect that the adoption of SFAS 156 will have a material impact.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions, and requires certain expanded disclosures. The Interpretation is effective for fiscal years beginning after December 31, 2006, and is to be applied to all open tax years as of the date of effectiveness. We are in the process of evaluating the impact of the adoption of this Interpretation. We do not expect this Interpretation to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this statement and do not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of this statement and do not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued SAB No. 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. The adoption of this pronouncement is not expected to have an impact on our financial position, results of operation or cash flows.

In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2"), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies". FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", to include scope exceptions for registration payment arrangements.

FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The adoption of this pronouncement is not expected to have a material impact on our financial position, results of operations or cash flows. However, we will be required to pay the holders of our Series B Convertible Preferred Stock liquidated damages of 2% per month for each share outstanding for each month after July 31, 2007 and through September 30, 2007 that we are not publicly listed.

ITEM 3. DESCRIPTION OF PROPERTY.

We maintain our principal office at 95 Morton Street, New York, New York 10014.  Our telephone number at that office is (718) 839-9431. Our current office space consists of approximately 5,000 square feet.  The lease is month-to-month at a cost of $21,500 per month. In addition, we rent space for our servers in the State of Washington at a cost of $3,000 per month and in Asburn, Virginia at a cost of $6,800 per month. We believe that our current office space and facilities are sufficient to meet our present needs and do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

 ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of our equity stock as of August 28, 2007:

•	by each person who is known by us to beneficially own more than 5% of our equity stock;
•	by each of our officers and directors; and
•	by all of our officers and directors as a group.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF CLASS (2)

Joe Mohen 95 Morton Street New York, New York 10014	Common Stock	4,008,153 (3)	14.02%

Mel Schrieberg 95 Morton Street New York, New York 10014	Common Stock	1,480,000	6.02%

Vesa Suomalainen 95 Morton Street New York, New York 10014	Common Stock	1,680,000 (4)	6.62%

James Campbell 95 Morton Street New York, New York 10014	Common Stock	220,000	*

George Hayes 95 Morton Street New York, New York 10014	Common Stock	250,000	1.02%

Roger Munford 95 Morton Street New York, New York 10014	Common Stock	300,000	1.22%

Orville Hagler 95 Morton Street New York, New York 10014	Common Stock	640,000 (5)	2.56%

Jordan Levin 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Frances Preston 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Jerome N. Gold 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Mark Hutchens 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Steve Norcia 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF CLASS (2)

Joe Mohen 95 Morton Street New York, New York 10014	Common Stock	4,008,153 (3)	14.02%

Mel Schrieberg 95 Morton Street New York, New York 10014	Common Stock	1,480,000	6.02%

Vesa Suomalainen 95 Morton Street New York, New York 10014	Common Stock	1,680,000 (4)	6.62%

James Campbell 95 Morton Street New York, New York 10014	Common Stock	220,000	*

George Hayes 95 Morton Street New York, New York 10014	Common Stock	250,000	1.02%

Roger Munford 95 Morton Street New York, New York 10014	Common Stock	300,000	1.22%

Orville Hagler 95 Morton Street New York, New York 10014	Common Stock	640,000 (5)	2.56%

Jordan Levin 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Frances Preston 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Jerome N. Gold 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Mark Hutchens 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Steve Norcia 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Robert N. Gordon 95 Morton Street New York, New York 10014	Common Stock	605,000 (6)	2.44%

Albert Hughes 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

Mark Strama 95 Morton Street New York, New York 10014	Common Stock	420,000	1.71%

Scott Stagg 95 Morton Street New York, New York 10014	Common Stock	5,124,736 (7)	17.26%

Amir Khan 95 Morton Street New York, New York 10014	Common Stock	1,708,246 (8)	6.50%

Tom Mackell 95 Morton Street New York, New York 10014	Common Stock	360,000	1.47%

All Officers and Directors As a Group (18 persons)	Common Stock	18,946,135 (9)	50.74%

Credit Suisse Client Nominees (UK) Limited c/o Martin Feast Prime Brokerage Settlements SCFB (Europe) Ltd. One Cabot Square London, E14 4QJ United Kingdom	Common Stock	3,000,000	12.21%

Moore Credit Fund (Master) LP 1251 Avenue of the Americas, 52nd Floor New York, New York 10020	Common Stock	2,941,177	11.97%

Moore Macro Fund 1251 Avenue of the Americas, 52nd Floor New York, New York 10020	Common Stock	2,941,176	11.97%

Distressed High Yield Trading Opportunities Fund, Ltd. c/o 3V Capital Mgmt, LLC 3 Greenwich Office Park 51 East Weaver Street Greenwich, CT 06831	Common Stock	8,541,226 (10)	25.79%

Joe Mohen	Preferred A	4,248,153	45.00%

Vesa Suomalainen	Preferred A	800,000	8.47%

West Pacific Trust Braeausgasse 28 Gilching D82205 Germany	Preferred A	630,000	6.67%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of August 15, 2007 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	For purposes of calculating the percentage beneficially owned, the number of shares of each class of stock deemed outstanding include 24,571,854 common shares and 9,440,200 Series A Convertible Preferred Shares outstanding as of August 28, 2007.

(3)	Represents shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(4)	Includes 800,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(5)	Includes 400,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(6)	Includes 245,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(7)	Includes 3,488,372 shares of common stock issuable upon exchange of senior secured exchangeable notes and 1,636,364 shares of common stock issuable upon conversion of warrants

(8)	Includes 1,162,791 shares of common stock issuable upon exchange of senior secured exchangeable notes and 545,455 shares of common stock issuable upon conversion of warrants.

(9)	Includes 5,938,153 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock, 4,651,163 shares of common stock issuable upon exchange of senior secured exchangeable notes and 2,181,819 shares of common stock issuable upon conversion of warrants.

(10)	Includes 5,813,953 shares of common stock issuable upon exchange of senior secured exchangeable notes and 2,727,273 shares of common stock issuable upon conversion of warrants.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

A.	Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position
Joe Mohen	50	Chairman
Mel Schrieberg	64	Chief Executive Officer
Vesa Suomalainen	44	Chief Technology Officer
James Campbell	34	Chief Information Officer
George Hayes	55	Senior VP Sales and Marketing
Roger Munford	50	General Manager
Orville Hagler	50	Secretary
Jordan Levin	39	Director
Frances Preston	71	Director
Jerome N. Gold	61	Director
Mark Hutchens	52	Director
Steve Norcia	66	Director
Robert N. Gordon	58	Director
Albert Hughes	43	Director
Mark Strama	39	Director
Scott Stagg	44	Director
Amir Khan	39	Director
Thomas J. Mackell, Jr.	64	Director

Joe Mohen, Chairman

Mr. Mohen has been our Chairman since founding our company.  Between founding our company and May 2006, Mr. Mohen was President. Previously, between July 2001 and July 2003, Mr. Mohen was the founder and Chairman of ParishPay, a New York, New York online payment company that provides automated handling of donations for the Catholic Church in the United States, by making direct deductions of monthly offerings from parishioners checking or credit card accounts.  Mr. Mohen was a co-founder and Chief Executive Officer of Election.com, where he worked from 1999 through 2001. Mr. Mohen  was CEO of Proginet Corporation from 1991 thru 1996, which he founded in 1986.

Mel Schrieberg, Chief Executive Officer

Mr. Schrieberg has been our Chief Executive Officer since December 2006. Between 2002 and 2007, Mr. Schrieberg was the Chairman and Chief Executive Officer of Election Services Corporation, a Garden City, New York based election services company.  Mr. Schrieberg was a co-founder, President and Chief Operating Officer of Election.com and held management positions with Xerox Corporation, ROLM Systems, Inc., IBM and Automatic Data Processing. Mr. Schrieberg received his Bachelor of Science degree in industrial management from the University of Rhode Island in 1968, his Masters in Business Administration from Fairleigh Dickinson University in 1973 and attended the Executive Entrepreneurial Program at Harvard University in 2005.

Vesa Suomalainen, Chief Technology Officer

Mr. Suomalainen has been our Chief Technology Officer since September 2004. Between 2000 and August 2004, Mr. Suomalainen was retired. Between 1988 and 2000, Mr. Suomalainen worked for Microsoft Corporation, holding, among others, titles of general manager, director of product strategy and product unit manager.  Mr. Suomalainen received his Bachelor of Science degree in computer engineering from the University of New Mexico in 1987.

James Campbell, Chief Information Officer

Mr. Campbell has been our Chief Information Officer since June 2006. Between December 2001 and May 2006, Mr. Campbell worked for the New York State Office of Homeland Security, as the Deputy Assistant Director from December 2001 until September 2003 and the Chief Information Officer from September 2003 until May 2006. Between January 1996 and December 2001, Mr. Campbell was a software engineer for Proginet Corporation. Mr. Campbell received his Bachelor of Science degree in computer information systems from the Long Island University, C.W. Post in 1996.

George Hayes, Senior VP Sales and Marketing

Mr. Hayes has been our Senior VP Sales and Marketing since June 2007. Between February 2006 and June 2007, Mr. Hayes worked as an independent media and marketing consultant. Between September 1975 and February 2006, Mr. Hayes worked for McCann Worldgroup, an international advertising company. During that time, Mr. Hayes worked in several positions, including Executive Vice President of Universal McCann, which he held for the last several years working at McCann. Mr. Hayes also worked for J. Walter Thompson as a media planner. Mr. Hayes received his Bachelors degree from Georgetown University in 1973.

Roger Munford, General Manager

Mr. Munford has been our General Manager since May 2006. Between June 2000 and May 2006, Mr. Munford was the General Manager, Online, for Dennis Publishing, Inc., based in New York, New York.

Orville Hagler, Secretary

Mr. Hagler has been our Secretary and Vice President Entertainment Programming since November 2003. Between January 2002 and November 2003, Mr. Hagler was the data administrator and DBA of New Technology, Financial Services for TIAA-CREF in New York.

Jordan Levin, Director

Mr. Levin has been a director since January 2007.  Since February 2006, Mr. Levin has been the co-founder of Generate LLC, a Los Angeles, California based management and production company. Between January and December 2005, Mr. Levin was self-employed as a strategic consultant. In October 2004, Mr. Levin was a Freelance Director for the television show, Everwood. Between September 2003 and June 2004, Mr. Levin was the Chief Executive Officer of The WB Network. Between June 2001 and September 2003, Mr. Levin was the President of Entertainment at The WB Network.   Between August 1994 and June 2001, Mr. Levin worked for The WB Television Network, as the VP of Programming, the Sr. VP of Programming and EVP of Programming. Mr. Levin graduated from the University of Texas at Austin in 1989 with a degree in television and film theory.

Frances Preston, Director

Ms. Preston has been a director since April 2005.  Between 1986 and 2004, Ms. Preston was the President and CEO of Broadcast Music Inc. (BMI). Since retiring as President and CEO, Ms. Preston has served as an advisor to BMI and continues to serve as a member of their board of directors. Ms. Preston serves on the Recording Academy’s President’s Advisory Council and on the board of directors for the Grammy Foundation. She is a member of the Board of Directors of the National Academy of Popular Music/Songwriters Hall of Fame, a Board Member of the Rhythm & Blues Foundation, the Rock & Roll Hall of Fame, the National Music Museum (DC) and a past member of the National Advisory Board of the George Foster Peabody Awards.

Jerome N. Gold, Director

Mr. Gold has been a director since January 2007.  Mr. Gold is the Chief Financial Officer for RP Realty Partners LLC, a position he has held since March 2006. Between August 2005 and March 2006, Mr. Gold was the Senior Managing Director of Corporate Finance/Restructuring at FTI Consulting Inc. within FTI's Transaction Advisory Services group, residing in the Los Angeles office. Between May 2004 and June 2005, Mr. Gold was the chief financial officer at Platinum Equity LLC, a private equity firm specializing in leveraged buyouts and operating acquired portfolio companies.  Between March 2001 and May 2004, Mr. Gold was managing director of his own consulting firm, Gold International, which specialized in advisory and M&A services for media, entertainment and communications. Between 1992 and 2001, Mr. Gold served as Chief Financial Officer of Warner Music Group. Prior to Warner Music, Mr. Gold was a partner at Ernst & Young. Mr. Gold attended Baruch College at City University New York and is a Certified Public Accountant.

Mark Hutchens, Director

Mr. Hutchens has been a director since January 2007.  Between January 2003 and December 2006, Mr. Hutchens was retired. Between January 2001 and December 2002, Mr. Hutchens was the CEO of Radiant Data, a systems software company. Between August 1988 and May 1999, Mr. Hutchens was the CEO of Insession, a systems software company.

Steve Norcia, Director

Mr. Norcia has been a director since January 2007.  Mr. Norcia is the principal and founder of Topsail Group LLC, an Old Saybrook, Connecticut based consulting company, a position he has held since December 2002.  Between September 2000 and January 2002, Mr. Norcia was the VP Business Development for Agency.com, a New York, New York based interactive agency. Between 1996 and August 2000, Mr. Norcia was the Managing Director of the New York office of DDB, a New York, New York based advertising agency. Mr. Norcia received Bachelor of Arts degree from the University of Connecticut in 1962.

Robert N. Gordon, Director

Mr. Gordon has been a director since November 2003.  Mr. Gordon is a Principal in Strategic Horizons, Inc., a position he has held since 1996.

Albert Hughes, Director

Mr. Hughes has been a director since January 2007.  Mr. Hughes is the President of Axis Group, LLC, a Berkley Heights, New Jersey based computer consulting company, a position he has held since August 1996.  Mr. Hughes received Bachelor of Arts degrees in both Computer Science and Economics from Rutgers University in 1985. Prior to founding Axis Group, Mr. Hughes was a partner at Strategic Network Designs.  Mr. Hughes also worked for Eicon Technology and Booz Allen Hamilton.

Mark Strama, Director

Mr. Strama has been a director since January 2007.  Mr. Strama has been a member of the Texas House of Representatives since 2004. From 2000 through December 2003, Mr. Strama served as a Senior Vice President at Election.com, after Election.com acquired NewVoter.com, a company Mr. Strama founded in 1999 and served as Chief Executive Officer. Previously, Mr. Strama was Director of Programs at Rock the Vote, a non-profit voter registration campaign sponsored by the music industry and MTV. Mr. Strama served as chief of staff to Texas State Senator Rodney Ellis from 1991 through 1995, and also served on the staff of Ann Richards' 1990 campaign for Governor of Texas.

Scott Stagg, Director

Mr. Stagg has been a director since April 18, 2007.  Mr. Stagg is the managing member of 3V Capital Management, a Greenwich, Connecticut based hedge fund, a position he has held since July 2003.  Between April 2003 and December 2005, Mr. Stagg was the director of research for Libertas Partners, a Greenwich, Connecticut based broker-dealer.  Between February 2002 and February 2003, Mr. Stagg was an executive director at UBS Asset Management. Mr. Stagg received his Bachelor of Arts from the State University of New York in 1984 and his Masters of Business Administration from the University of Chicago in 1993.

Amir Khan, Director

Mr. Khan has been a director since April 18, 2007.  Mr. Stagg is the portfolio member of 3V Capital Management, a Greenwich, Connecticut based hedge fund, a position he has held since March 2007.  Between August 2004 and March 2007, Mr. Khan was the chief operating officer for Libertas Partners, a Greenwich, Connecticut based broker-dealer.  Between February 2001 and August 2004, Mr. Khan was the chief operating officer for Debttraders, Inc., a New York, New York based broker-dealer.  Mr. Khan holds a Bachelors degree in chemical engineering, a Masters of Business Administration and is a Certified Financial Analyst.

Thomas J. Mackell, Jr., Director

Mr. Mackell has served as a director since February 2007. Mr. Mackell has been a Director of the Federal Reserve Bank of Richmond since January 2003, the Deputy Chairman between June 2003 and December 2004, and the is the President and Chairman of the Board of Directors since January 2005.  Mr. Mackell is the President of the Association of Benefit Administrators, Inc., a position he has held since 1981.  Between September 2000 and January 2005, Mr. Mackell worked for The Kamber Group, Inc., in various positions, including Group and Vice Chair, Executive Vice President and President and Chief Operating Officer. Mr. Mackell earned a bachelor’s degree from Seton Hall University and attended St. John’s University School of Law.  Mr. Mackell earned a master’s degree from Long Island University and a doctorate from Rutgers University.  Mr. Mackell holds Series 6 and 63 securities licenses.

The following is a summary of the committees on which our directors serve.

Audit Committee

Our Audit Committee currently consists of Albert Hughes, Bob Gordon, Frances Preston and Thomas Mackell, with Mr. Hughes elected as Chairman of the Committee. Mr. Mackell is our audit committee financial expert.

Our Audit Committee’s responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent auditors, (ii) appointing, replacing and discharging the independent auditor, (iii) pre-approving the professional services provided by the independent auditor, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent auditor, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent auditor.

Compensation Committee

Our Compensation Committee currently consists of Steve Norcia, Frances Preston, Mark Hutchens, Mel Schrieberg and Thomas Mackell, with Mr. Norcia elected as Chairman of the Committee.  Our Compensation Committee has responsibility for assisting the Board of Directors in, among other things, evaluating and making recommendations regarding the compensation of our executive officers and directors, assuring that the executive officers are compensated effectively in a manner consistent with our stated compensation strategy and periodically evaluating the terms and administration of our incentive plans and benefit programs.

Nominating Committee

Our Nominating Committee currently consists of Mel Schrieberg, Steve Norcia, Mark Strama and Jordan Levin, with Mr. Schrieberg elected as Chairman of the Committee. Our Nominating Committee has responsibility for assisting the Board in, among other things, effecting the organization, membership and function of the Board and its committees. The Nominating Committee shall identify and evaluate the qualifications of all candidates for nomination for election as directors.

Technology Committee

Our Technology Committee currently consists of Mark Hutchens, Albert Hughes and Jerry Gold, with Mr. Hutchens elected as Chairman of the Committee. Our Technology Committee is responsible for reviewing, evaluating and making recommendations to the Board on major strategies and other subjects relating to our approach to technical and commercial innovation; the innovation development, technology acquisition and decision-making process to assure ongoing growth; and the effectiveness of our technological efforts and investments in developing new products and businesses.

(c)	Family Relationships.

None.

(d)	Involvement in Certain Legal Proceedings.

None.

ITEM 6. EXECUTIVE COMPENSATION.

Director Compensation

Directors do not currently receive any cash compensation in connection with their services. Outside directors are entitled to receive grants of common stock or options to purchase common stock through our stock option plan at the discretion of the board of directors. We reimburse all directors for certain expenses in connection with attendance at board meetings.

Executive Compensation

Summary Compensation Table (1)

Name & Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Joseph Mohen, Chairman and Former President (2)	2006 2005 2004	— — —	421,240 (3) — —	421,240 — —

Robin Kent, Former Chief Executive Officer (4)	2006 2005	340,000 —	— —	340,000 —

Eric McClean, Former Chief European Operations (5)	2006	196,155	—	196,155

Orville Hagler, Secretary	2006 2005 2004	87,459 — —	69,500 (6) — —	156,959 — —

(1) As permitted under the rules promulgated by the Securities and Exchange Commission, this table omits columns that are not applicable.

(2) Mr. Mohen was our President until May 2006.

(3) Represents consulting fees of $241,240 in 2006 pursuant to his consulting agreement and $180,000 in settlement of consulting fees owed from prior years.

(4) Mr. Kent was our Chief Executive Officer between May 2006 and December 2006.

(5) Mr. McClean was our Chief of European Operations from May 2006 until December 2006.

(6) Represents settlement of salary owed from prior years.

Employment/Consulting Agreements

Mel Schrieberg

Effective March 6, 2007, we entered into an employment agreement with Mel Schrieberg to serve as our Chief Executive Officer for a term of three years, which shall automatically renew for additional one year periods unless either party gives 90 days prior written notice. Pursuant to the agreement, until such time as we receive financing and revenues, Mr. Schrieberg will not receive a salary.  Prior to achieving United States based revenue, Mr. Schrieberg receives an annual salary of $198,000. Upon achieving United States based revenue, Mr. Schrieberg receives an annual salary of $265,000 and upon our company achieving a cash flow positive run rate, Mr. Schrieberg receives an annual salary of $350,000. In addition, Mr. Schrieberg shall receive incentive compensation at an annual rate of 50% of the base salary. In addition, Mr. Schrieberg is entitled to participate in any and all benefit plans, from time to time, in effect for our employees, along with vacation, sick and holiday pay in accordance with our policies established and in effect from time to time. Mr. Schrieberg is also entitled to receive a monthly automobile allowance, up to $1,000 per month, and we will reimburse Mr. Schrieberg for all maintenance, gasoline and other normal expenses associated with the use of the automobile. In addition, we will purchase disability and life insurance policies for Mr. Schrieberg.

Vesa Suomalainen

Effective December 11, 2005, we entered into an employment agreement with Vesa Suomalainen to serve as our Chief Technology Officer. Pursuant to the agreement, receives an annual salary of $175,000.  In addition, Mr. Suomalainen received 240,000 shares of common stock, subject to buy-back in the event that Mr. Suomalainen resigns prior to September 1, 2007. In addition, Mr. Suomalainen is entitled to participate in any and all benefit plans, from time to time, in effect for our employees, along with vacation, sick and holiday pay in accordance with our policies established and in effect from time to time. Mr. Suomalainen will also receive up to an additional 240,00 shares of restricted stock if remains employed through January 2010.

George Hayes

Effective June 7, 2007, we entered into an employment agreement with George Hayes to serve as our Senior Vice President of Marketing and Sales for a term of three years, which shall automatically renew for additional one year periods unless either party gives 90 days prior written notice. Pursuant to the agreement, until such time as we launch our music services and are receiving United States based revenue, Mr. Hayes receives an annual salary of $175,000. Upon achieving United States based revenue for a period of three months, Mr. Hayes receives an annual salary of $225,000. In addition, Mr. Hayes shall receive incentive compensation at an annual rate of 35% of the base salary. In addition, Mr. Hayes is entitled to participate in any and all benefit plans, from time to time, in effect for our employees, along with vacation, sick and holiday pay in accordance with our policies established and in effect from time to time. Mr. Hayes also received 250,000 shares of restricted common stock upon execution of the employment agreement.

Orville Hagler

Effective February 4, 2004, we entered into an employment agreement with Orville Hagler to serve as our Vice President, Internet Properties for a term of three years, which shall automatically renew for additional one year periods unless either party gives 30 days prior written notice. Pursuant to the agreement, Mr. Hagler receives an annual salary of $139,000. In addition, Mr. Hagler is entitled to participate in any and all benefit plans, from time to time, in effect for our employees, along with vacation, sick and holiday pay in accordance with our policies established and in effect from time to time.  Mr. Hagler will also receive an additional 240,000 shares of restricted stock if he remains employed through January 2010.

Joseph Mohen

Effective January 15, 2004, we entered into a consulting agreement, which was amended on April 27, 2006, with Joseph Mohen, our Chairman, for a term until June 30, 2011, which shall automatically renew for additional one year periods unless either party gives 30 days prior written notice. Pursuant to the agreement, Mr. Mohen receives annual consulting fees of $360,000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as disclosed below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

We have obtained our directors & officers and errors and omissions insurance policies from Arden Financial Services.  Brian Mohen, the brother of our Chairman, Joseph Mohen, owns a portion of Arden Financial Services.

During March 2007, we borrowed $63,000 from Vesa Suomalainen, our Chief Technology Officer, with interest at 10%, maturing on April 1, 2007.  The loan was collateralized by certain of our computer equipment. The loan was repaid in full on April 27, 2007, including default charges of approximately $3,300.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

    We are authorized to issue up to 150,000,000 shares of common stock, par value $.001. As of August 28, 2007, there were 24,571,854 shares of common stock outstanding. Such number includes 1,129,722 and 5,520,278 shares of common stock that are vested and unvested, respectively, granted to officers, directors and employees pursuant to our stock option plan.  When a restricted stock grant recipient no longer works for us (or serves on our board for directors) for any reason, (i) all unvested shares of common stock granted pursuant to our stock option plan are forfeited, and (ii) all vested shares of common stock granted pursuant to our stock option plan are subject to repurchase.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  The election of directors requires a plurality of votes cast by our stockholders.  All other actions by our stockholders requires a majority of votes cast.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

PREFERRED STOCK

We are authorized to issue up to 40,000,000 shares of preferred stock, $.01 par value. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board of Directors. The Board of Directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

Series A Convertible Preferred Stock

In July 2005, our Board of Directors adopted and created a series of preferred stock consisting of 12,000,000 shares designated as Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock is convertible into our common stock, at the option of the holder, at any time into one share of common stock. The Series A Convertible Preferred Stock will automatically convert into common stock upon the occurrence of certain events.  The Series A Convertible Preferred Stock contains anti-dilution provisions in the event of a consolidation, merger or sale; subdivision or combination; or if we issue discounted stock. The Series A Convertible Preferred Stock is entitled to one vote per share of all matters requiring shareholder vote, and will vote together with the holders of our common stock, and not as a separate class. As of August 28, 2007, there were 9,440,200 shares of Series A Preferred Stock outstanding.

Series B Convertible Preferred Stock

On April 21, 2006, our Board of Directors adopted and created a series of preferred stock consisting of 24,000,000 shares designated as Series B Convertible Preferred Stock.  On August 28, 2007, all issued and outstanding shares of Series B Preferred Stock were converted into shares of common stock.

OPTIONS

As of August 28, 2007, we had 675,000 options issued and outstanding pursuant to our Employee Stock Option Plan, exercisable at $0.11 per share.

WARRANTS

We have warrants outstanding to purchase 460,000 shares of our common stock, exercisable at $0.85 per share expiring June 30, 2011.  In connection with a private placement in August 2007, we agreed to issue warrants to purchase 6,000,000 shares of our common stock, exercisable at $1.00 per share expiring five years from issuance.

CONVERTIBLE SECURITIES

During March and April 2007, we entered into securities purchase agreements with nine accredited investors for the sale of an aggregate of $5,000,000 in senior secured exchangeable notes, of which we received net proceeds of approximately $4,500,000 after expenses and closing costs.  On August 7, 2007, we entered into an amended and restated securities purchase agreement, pursuant to which we sold an additional $5,000,000 in senior secured exchangeable notes.

    The senior secured exchangeable notes bear interest at 12% per annum, payable monthly commencing October 1, 2007, maturing on April 19, 2008 (August 7, 2012 for the senior secured exchangeable notes issued on August 7, 2007), and are exchangeable into our common stock, at the investor’s option, at a rate of $0.86 per share, subject to adjustment.  Based on this conversion price, the $10,000,000 in senior secured exchangeable notes are exchangeable into approximately 11,627,907 shares of our common stock.

The exchange price of the senior secured exchangeable notes will be adjusted in the following circumstances:

•
If we pay a stock dividend, engage in a stock split, reclassify our shares of common stock or engage in a similar transaction, the exchange price of the senior secured exchangeable notes will be adjusted proportionately;

•
If we issue rights, options or warrants to all holders of our common stock entitling them to subscribe for or purchase shares of common stock at a price per share less than $0.86 per share, then the exchange price of the senior secured exchangeable notes will be adjusted on a weighted-average basis;

•
If we issue shares, rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of our common stock, at a price per share less than $0.86 per share, then the exchange price will be adjusted to such lower price on a full-ratchet basis;

•
If we distribute to all holders of our common stock evidences of indebtedness or assets or rights or warrants to subscribe for or purchase any security, then the exchange price of the senior secured exchangeable notes will be adjusted based upon the value of the distribution as a percentage of the market value of our common stock on the record date for such distribution; and

•
If we engage in a merger, consolidation or sale of more than one-half of our assets, then the investors will have the right to (i) demand that we prepay the senior secured exchangeable notes, (ii) exchange the senior secured exchangeable notes into the shares of stock and other securities, cash and property receivable by holders of our common stock following such transaction, or (iii) in the case of a merger or consolidation, require the surviving entity to issue senior secured exchangeable notes with similar terms.

    In connection with the securities purchase agreements, we also entered into a registration rights agreement providing for the filing, within 30 days after August 28, 2007, of a registration statement with the Securities and Exchange Commission registering the common stock issuable upon exchange of the senior secured exchangeable notes.  We are obligated to use our best efforts to cause the registration statement to be declared effective no later than 90 days after such registration statement is filed and to insure that the registration statement remains in effect until the earlier of (i) all of the shares of common stock issuable upon conversion of the secured exchangeable debentures have been sold or (ii) such shares may be sold without restriction pursuant to Rule 144(k).  In the event of a default of our obligations under the registration rights agreement, we are required to pay to the investors, as liquidated damages, (i) a cash amount equal to 1.5% of the aggregate purchase of the senior secured convertible notes, and (ii) for each 30 day period that the registration statement has not been filed or declared effective, as the case may be, a cash amount equal to 2% of the aggregate purchase of the senior secured convertible notes.

The senior secured exchangeable notes are collateralized by 3,734,847 shares of Series A Convertible Preferred Stock and 2,930,000 shares of common stock of seven of our shareholders and directors. In addition, we executed a security agreement in favor of the investors granting them a first priority security interest in all of our goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property.  The security agreement states that if an event of default occurs under the secured convertible debentures or security agreements, the investor has the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)	Market Information. Our Common Stock is not trading on any stock exchange or market. We are not aware of any market activity in our stock.

(b)	Holders. As of August 28, 2007, there were 62 record holders of 24,571,854 shares of our Common Stock.

(c)
Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for execution of the Registrant’s business, as set forth herein.

ITEM 2. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On September 29, 2004, we sold 24,000 shares of Series A Convertible Preferred Stock for gross proceeds of $1,000.

On January 18, 2005, we sold 38,000 shares of Series A Convertible Preferred Stock for gross proceeds of $6,115.

On February 28, 2005, we sold 30,000 shares of Series A Convertible Preferred Stock for gross proceeds of $10,000.

On March 23, 2005, we sold 120,000 shares of Series A Convertible Preferred Stock for gross proceeds of $60,000.

During the quarter ended March 31, 2005, we issued 200,000 shares of common stock, valued at $0.05 per share, to a consultant for services rendered.

On April 8, 2005, we sold 70,000 shares of Series A Convertible Preferred Stock for gross proceeds of $35,000.

On May 16, 2005, we sold 85,000 shares of Series A Convertible Preferred Stock for gross proceeds of $39,197.

During the quarter ended June 30, 2005, we issued 6,460,000 shares of common stock, valued at $0.05 per share, to employees, board members and consultants for compensation and services rendered.

On July 19, 2005, we sold 2,133 shares of Series A Convertible Preferred Stock for gross proceeds of $2,000.

On August 9, 2005, we sold 30,000 shares of Series A Convertible Preferred Stock for gross proceeds of $15,000.

On October 1, 2005, we sold 1,067 shares of Series A Convertible Preferred Stock for gross proceeds of $1,000.

In April 2006, we issued 10,414,654 shares of Series B Preferred stock for $0.85 per share, or $8,852,456, through a private placement offering. In connection with the private placement, we paid $560,000 in transaction fees and also issued a warrant to purchase 460,000 shares of Series B Preferred Stock, which may be converted into common stock at the same conversion rate of one-for-one, to the financial advisers who brokered the transaction. The warrant expires in June 2011 and has an exercise price of $0.85.

During the year ended December 31, 2006, we issued 387,000 common stock options to employees.

During the year ended December 31, 2006, we issued 270,000 shares of restricted common stock to employees and consultants.

During March and April 2007, we entered into securities purchase agreements with nine accredited investors for the sale of an aggregate of $5,000,000 in senior secured exchangeable notes, of which we received net proceeds of approximately $4,500,000 after expenses and closing costs.  On August 7, 2007, we entered into an amended and restated securities purchase agreement, pursuant to which we sold an additional $5,000,000 in senior secured exchangeable notes.

The senior secured exchangeable notes bear interest at 12% per annum, payable monthly commencing October 1, 2007, maturing on April 19, 2008 (August 7, 2012 for the senior secured exchangeable notes issued on August 7, 2007), and are exchangeable into our common stock, at the investor’s option, at a rate of $0.86 per share, subject to adjustment.  Based on this conversion price, the $10,000,000 in senior secured exchangeable notes are exchangeable into approximately 11,627,907 shares of our common stock.  The investor cannot exchange the senior secured convertible notes into shares of our common stock until our common stock has been registered with the Securities and Exchange Commission under Section 12(b) or 12(g) of the Securities Exchange Act of 1934.  In addition, so long as any shares of our Series B Convertible Preferred Stock is outstanding, the investors are prohibited from exchanging their senior secured exchangeable notes into shares of our common stock.

On May 7, 2007, we issued options to purchase an aggregate of 170,000 shares of our common stock pursuant to our stock incentive plan to five employees for employment services.

On June 7, 2007, we issued 250,000 shares of our common stock to one employee pursuant to an employment agreement.

    On August 28, 2007, we issued 10,414,654 shares of our common stock to 14 investors upon the automatic conversion of all issued and outstanding shares of series B preferred stock.

* All of the above offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of SpiralFrog, Inc. or executive officers of SpiralFrog, Inc., and transfer was restricted by SpiralFrog, Inc. in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Certificate of Incorporation (the “Charter”), provides that no current or former director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived any improper personal benefit. The Registrant’s Charter also authorizes the Registrant, to the fullest extent permitted by applicable law, to provide indemnification of, and advanced expenses to, the Registrant’s agents and any other persons to which the DGCL permits.

In accordance with Section 145, the Registrant’s Bylaws provide that the Registrant shall indemnify its officers and directors, and any employee who serves as an officer or director of any corporation at the Registrant’s request. According to Article XIV of the Bylaws, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Mohen, Inc.

(A Development Stage Company)
FINANCIAL STATEMENTS

Fiscal year ended December 31, 2006 Financial Statements
Contents	Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet as of December 31, 2006	F-3

Statement of Operations for the Years Ended December 31, 2006 and 2005 and for the Period from February 5, 2004 (Inception) to December 31, 2006	F-4

Statements of Stockholders' Deficiency from February 5, 2004 (Inception) to December 31, 2006	F-5 — F-6

Statements of Cash Flows for the Years Ended December 31, 2006 and 2005 and for the Period from February 5, 2004, (Inception) to December 31, 2006	F-7 — F-8

Notes to Financial Statements	F-9 - F-23

June 30, 2007 Financial Statements (Unaudited)

Condensed Balance Sheet as of June 30, 2007	F-24

Condensed Statements of Operations for the Three and Six Months Ended June 30, 2007 and 2006 and for the Period from February 5, 2004 (Inception) to June 30, 2007	F-25

Condensed Statements of Stockholders' Deficiency from Inception (February 5, 2004) to June 30, 2007	F-26 — F-28

Condensed Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006 and for the Period from February 5, 2004, (Inception) to June 30, 2007	F-29 — F-30

Notes to Unaudited Financial Statements	F-31 — F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Stockholders
of Mohen, Inc.

We have audited the accompanying balance sheet of Mohen, Inc. (A Development Stage Enterprise) (the “Company”) as of December 31, 2006, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the years ended December 31, 2006 and 2005 and for the period from February 5, 2004 (Inception) to December 31, 2006.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mohen, Inc. (A Development Stage Enterprise), as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and for the period from February 5, 2004 (Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company continues to generate operating losses and has a significant working capital deficiency as of December 31, 2006.  The Company has yet to generate revenues.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MARCUM & KLEIGMAN, LLP

New York, New York
June 15, 2007

MOHEN INC
(A Development Stage Enterprise)
BALANCE SHEET
12/31/2006

ASSETS

Current assets:
Cash	$498,009
Prepaid expenses	118,396
Other current assets	52,960

Total current assets	669,365

Property and equipment, net	115,960
Deferred licenses and other fees, net	4,060,000
Security deposits	34,022

Total assets	$4,879,347

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
Accounts payable and accrued expenses	$644,497
Due to related parties	30,000
Redeemable warrants	391,000
Accrued minimum royalties	3,065,440

Total liabilities	4,130,937

Commitments and contingencies

Series B Redeemable Convertible Preferred Stock, $0.01 par value;
24,000,000 shares authorized; 10,414,654 shares issued and outstanding	7,901,456

Stockholders' equity:
Series A convertible preferred stock, $0.01 par value; 12,000,000 shares authorized;
9,440,200 shares issued and outstanding	94,402
Common stock, $.001 par value; 48,000,000 shares authorized;
9,347,200 shares issued and outstanding	9,347
Additional paid-in capital	488,343
Deficit accumulated during the development stage	(7,745,138)

Total stockholders' deficiency	(7,153,046)

Total liabilities and stockholders' deficiency	$4,879,347

The accompanying notes are an integral part of these financial statements.

MOHEN INC
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
12/31/2006

			For the Period from
			February 5, 2004
	For the Years Ended		(Inception) to
	December 31,		December 31,
	2006	2005	2006

OPERATING EXPENSES:
Selling and marketing expenses	$1,527,044	$--	$1,527,043
Research and development expenses	787,229	99,500	886,729
Royalty and license expenses	1,440,000	-	1,440,000
General and administrative expenses	3,005,971	980,425	4,449,308

TOTAL OPERATING EXPENSES	6,760,244	1,079,925	8,303,080

LOSS FROM OPERATIONS	(6,760,244)	(1,079,925)	(8,303,080)

Other income	16,942	-	16,942

NET LOSS	$(6,743,302)	$(1,079,925)	$(8,286,138)

Basic and fully diluted loss per common share	$(0.72)	$(0.15)

Weighted average number of shares outstanding:
Basic and fully diluted	9,347,200	7,180,769

The accompanying notes are an integral part of these financial statements.

MOHEN INC
(A Development Stage Enterprise)
STATEMENTS OF STOCKHOLDERS' DEFICIENCY
12/31/2006

						Deficit
						Accumulated
			Series A Convertible		Additional	During the	Total
	Common Stock		Preferred Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Deficiency
Balance, February 5, 2004 (inception)	--	$--	--	$--	$--	$--	$--

Issuance of stock to founders at $0.01 for services, compensation and fees;
February 5 - March 31, 2004	--	--	8,650,000	86,500	11,558	--	98,058
Issuance of stock for cash at $.50; February 24, 2004	--	--	50,000	500	24,500	--	25,000
Issuance of stock for cash at $1.00; May 12, 2004	--	--	100,000	1,000	99,000	--	100,000
Issuance of stock for cash at $.04; July 8, 2004	--	--	240,000	2,400	7,600	--	10,000
Issuance of stock for cash at $.04; September 29, 2004	--	--	24,000	240	760	--	1,000
Distributions to series A preferred stockholders	--	--	--	--	(161,277)		(161,277)
Issuance of stock to founders at $0.01 for services, compensation and fees;
February 5- March 31, 2004	2,567,200	2,567	--	--	23,105	--	25,672
Issuance of stock at $0.01 for services, compensation and fees; April 1- June 30, 2004	120,000	120	--	--	1,080	--	1,200
Contributed capital from waiver of accrued compensation (Note 9)	--	--			360,000		360,000
Net loss	--	--	--	--	--	(462,911)	(462,911)

Balance, December 31, 2004	2,687,200	2,687	9,064,000	90,640	366,326	(462,911)	(3,258)

Issuance of stock for cash at $.16; January 18, 2005	--	--	38,000	380	5,735	--	6,115
Issuance of stock for cash at $.33; February 28, 2005	--	--	30,000	300	9,700	--	10,000
Issuance of stock for cash at $.50; March 23, 2005	--	--	120,000	1,200	58,800	--	60,000
Issuance of stock for cash at $.50; April 8, 2005	--	--	70,000	700	34,300	--	35,000
Issuance of stock for cash at $.46; May 16, 2005	--	--	85,000	850	38,347	--	39,197
Issuance of stock for cash at $.93; July 19, 2005	--	--	2,133	21	1,979	--	2,000
Issuance of stock for cash at $.50; August 9, 2005	--	--	30,000	300	14,700	--	15,000
Issuance of stock for cash at $.94; October 1, 2005	--	--	1,067	11	989	--	1,000
Distributions to series A preferred stockholders					(107,543)	--	(107,543)
Issuance of stock at $0.05 for services, compensation and fees; January 1- March 31, 2005	200,000	200	--	--	9,800	--	10,000
Issuance of stock at $0.05 for services, compensation and fees; April 1- June 30, 2005	6,460,000	6,460	--	--	316,540	--	323,000
Recapitalization of Mohen's accumulated deficit at time of merger	--	--	--	--	(541,000)	541,000	--
Contributed capital from waiver of accrued compensation (Note 9)	--	--	--	--	110,500	--	110,500
Net loss	--	--	--	--	--	(1,079,925)	(1,079,925)

Balance, December 31, 2005	9,347,200	9,347	9,440,200	94,402	319,173	(1,001,836)	(578,914)

Stock based compensation expense related to employee stock options	--	--	--	--	1,188	--	1,188
Stock based compensation expense related to issuance of restricted stock units	--	--	--	--	1,650	--	1,650
Contributed capital from waiver of accrued compensation (Note 9)	--	--	--	--	166,332	--	166,332
Net loss	--	--	--	--	--	(6,743,302)	(6,743,302)

Balance, December 31, 2006	9,347,200	$9,347	9,440,200	$94,402	$488,343	$(7,745,138)	$(7,153,046)

The accompanying notes are an integral part of these financial statements.

MOHEN INC
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
12/31/2006

			For the Period
			from February 4, 2004
	For the Years Ended		(Inception) to
	December 31,		December 31,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(6,743,302)	$(1,079,925)	$(8,286,138)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation	21,500	--	21,500
Amortization of deferred licenses and other fees	1,440,000	--	1,440,000
Bad debts	35,658	--	35,658
Common stock issued for compensation and services	--	333,000	457,930
Stock based compensation expense related to employee stock options	1,188	--	1,188
Stock based compensation expense related to issuance of restricted stock units	1,650	--	1,650
Changes in operating assets:
Prepaid expenses and other current assets	(171,356)	--	(171,356)
Security deposits	(34,022)	--	(34,022)
Officer loans	(35,658)	--	(35,658)
Changes in operating liabilites:
Accounts payable and accrued expenses	262,334	685,737	1,311,328
Accrued minimum royalties	(2,434,560)	--	(2,434,560)
Other current liabilites	(455)	455	--

TOTAL ADJUSTMENTS	(913,721)	1,019,192	593,658

NET CASH USED IN OPERATING ACTIVITIES	(7,657,023)	(60,733)	(7,692,480)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(137,460)	--	(137,460)

Net cash used in investing activities	(137,460)	--	(137,460)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of Series A Convertible Preferred stock	--	168,312	304,312
Distributions to Series A stockholders	--	(107,543)	(268,819)
Proceeds from issuance of Series B Redeemable Convertible Preferred stock	8,852,456	--	8,852,456
Costs associated wiith private placement offering of Series B Preferred Stock	(560,000)	--	(560,000)
Net cash provided by financing activities	8,292,456	60,769	8,327,949

NET INCREASE IN CASH	497,973	36	498,009

CASH - BEGINNING	36	--	--

CASH - END	$498,009	$36	$498,009

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Contributed capital from waiver of accrued compensation and consulting fees	$166,332	$110,500	$636,832
Minimum royalty obligations	$3,065,440	$--	$3,065,440
Redeemable warrants	$391,000	$--	$391,000

The accompanying notes are an integral part of these financial statements.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(1) Organization

Nature of Business

Mohen, Inc. (the “Company”) commenced operations as a development stage company on February 5, 2004.  While the Company filed its Articles of Organization in October 2003, operations did not commence until February 2004. Mohen, Inc. is the surviving entity from a common control merger between Mohen Entertainment Portals, LLC and Mohen Entertainment Portals, Inc., which changed its name to Mohen, Inc. The merger was consummated on May 12, 2005.  The accompanying financial statements reflect the merger of the two entities for all periods presented since the President of Mohen, Inc. owned 72% of the voting interest of each entity at the time of the merger. The Company is seeking to establish an advertising-funded, free and legal music download internet site. In 2004 and 2005, the Company had limited business operations, whereby the primary focus was the development of its business model.  In 2006, with the hiring of its technology team, the Company accelerated its technological development activities.

Going Concern and Management’s Plans

While there can be no assurance, management believes the Company has the ability to raise adequate capital to keep the Company operational for the next twelve months. In March and April 2007, the Company raised approximately $5 million (Note 11) to finance its operations, however, no assurance can be given that such funds will be sufficient. If the Company is unable to raise additional funds, it may be forced to change or delay its contemplated marketing and business plans.

The Company's principal business activity consists of the development of its in-house music technology. The Company is developing a music technology-internet based service, which, when available, will provide consumers the ability at no charge to download music files. This free service will allow a consumer to play the ad-supported music files only on the computer such consumer uses to download music files as well as a portable playback device. In addition, the website will be able to offer online e-tailers, advertising, media and marketing companies the ability to provide highly targeted advertising, promotional and other marketing information to consumers who may have a strong interest in such advertisers' products.

To date, the Company has entered into license agreements with UMG Recording Inc. and other music companies.  As of December 31, 2006, the technology has not yet been launched as additional technological development activities and various collaborative agreements still need to be completed. There is no assurance that the development activities will continue and, if so, there is no assurance that the Company will be commercially successful.

Being a development stage company, the Company is subject to all the risks inherent in the establishment of a new enterprise and the marketing and design of a new product, many of which risks are beyond the control of the Company.

The Company’s principal activities, to date, have been in the research and development of its website technology.  The accompanying financial statements have been prepared in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7, “Development Stage Enterprises.”

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(1) Organization, continued

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company is currently a development stage enterprise and the Company’s continued existence is dependent upon its ability to obtain additional debt and/or equity financing.  The Company has yet to generate a positive cash flow from operations, and until commercially viable products are developed and revenue generated, the Company is totally dependent upon debt and equity funding to finance the Company’s operations. The Company does not have any patents or copyrights protecting its intellectual property.

These factors raise substantial doubt about the Company’s continued existence as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2)   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximates their carrying value due to the immediate or short-term maturity associated with these instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents.  The Company had no cash equivalents as of December 31, 2006.

Concentration of Credit Risks

The Company places its cash in what it believes to be creditworthy financial institutions.  However, cash balances may exceed FDIC insured levels at various times during the year.  As of December 31, 2006, the Company has cash balances of approximately $400,000 in excess of the maximum amount insured by the FDIC.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(2)   Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is determined using the straight-line method over the estimated useful lives of the respective assets, which are generally three to five years for computers, equipment and furniture. Depreciation on leasehold improvements is provided using the straight-line method over the shorter of the estimated useful lives of the improvements or the lease term. Expenditures for maintenance and repairs are charged to operating expense as incurred. Upon retirement or sale, the original cost and related accumulated depreciation are removed from the respective accounts, and the gains and losses are included in other income or expense.

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Income Taxes

The Company accounts for its income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We have established a valuation allowance related to the benefits of net operating losses for which utilization in future periods is uncertain. The Company believes it is more likely than not that it will not realize the benefits of these deductible differences in the near future and, therefore, a valuation allowance has been recorded to offset such future tax benefits.

Revenue Recognition

The Company expects that it will derive substantially all of its revenue from the sale of advertising on its website.  The Company anticipates to have four major advertising revenues streams:  Click Ad revenues will be recognized when an ad that is placed in its website is successfully ‘Clicked’ and linked to another website or area; Video revenues will be recognized when ads are played within the website; Banner revenues will be recognized when an ad is displayed in the Company’s website; and Imprint revenues will be recognized once the established number of times an ad is to be shown is displayed.  Any prepaid advertising payments received will be treated as deferred revenues.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(2)   Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Revenue shall not be recognized until it is realizable and earned, considering: the existence/proof of an arrangement; delivery has occurred or the services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured.

Research and Development

In accordance with SFAS No. 2, "Accounting for Research and Development Costs," all research and development costs are expensed when they are incurred. Research and development expenses consist primarily of research and development activities associated with the development of the Company’s technology.  Since inception through December 31, 2006, the Company has expended $886,729 for research and development activities.

Software Development

The Company expenses all costs incurred in the preliminary project stage for software developed for internal use and capitalizes all external direct costs of materials and services consumed in developing or obtaining internal-use computer software in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, for employees who are directly associated with and who devote time to internal-use computer software projects, to the extent of the time spent directly on the project, the Company capitalizes payroll and payroll-related costs of such employees incurred once the development has reached the applications development stage.  All costs incurred for upgrades, maintenance and enhancements that do not result in additional functionality are expensed. To date, the Company did not capitalize any software development costs as such technology has not reached any definitive stage of functionality. These costs once capitalized will be amortized to expense over the estimated life of the software technology.  The Company will periodically perform reviews of the recoverability of capitalized software costs.

Web Site Development Costs

The Company adopted Emerging Issues Task Force Abstract (“EITF”) Issue number 00-2, “Accounting for Web Site Development Costs.” EITF 00-2 provides guidance on the accounting for the costs of development of company Web sites, dividing the Web site development costs into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the Web site application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the Web site, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the Web site, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the existing Web site are incurred. The costs incurred in the Web site application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. To date, the Company did not capitalize any Web site development costs.  Such costs once capitalized will amortized to expense over the estimated life of the website technology.  The Company will periodically perform reviews of the recoverability of capitalized website costs.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(2)   Summary of Significant Accounting Policies, continued

Net Income/Loss Per Common Share

Basic net income (loss) per share of common stock are computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the periods presented.

Diluted net income (loss) per share reflects per share amounts that result if dilutive common stock equivalents are converted to common stock.

Common stock equivalents, consisting of convertible preferred stock, options and warrants were not included in the calculation of diluted loss per share for 2006 and 2005 because their inclusion would have had been anti-dilutive.

Total common stock equivalents outstanding related to stock options, warrants and convertible preferred stock were 20,972,000 as of December 31, 2006.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share Based Payment," using the modified prospective transition method. There was no effect to the accompanying financial statements pursuant to the adoption of SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123(R) addresses all forms of share-based payment awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123(R), stock-based awards result in a cost that will be measured at fair value on the award's grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations.

Prior to January 1, 2006, the Company accounted for employee stock transactions in accordance with Accounting Principle Board ("APB") Opinion No. 25. "Accounting for Stock Issued to Employees." The Company had adopted the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

Prior to the Company's adoption of SFAS No. 123(R), SFAS No. 123 required that the Company provide pro-forma information regarding net earnings and net earnings per share as if the Company's stock-based awards had been determined in accordance with the fair value method prescribed therein. The Company had previously adopted the disclosure portion of SFAS No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure," requiring quarterly SFAS No. 123 pro-forma disclosures. The pro-forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represents the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.).

There were no stock options granted to employees during the year ended December 31, 2005 and the period February 5, 2004 (inception) to December 31, 2004.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(2)   Summary of Significant Accounting Policies, continued

Stock-Based Compensation, continued

The cost of stock-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the stock-based award, whichever is more readily determinable, using the measurement date guidelines enumerated in Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not yet completed its evaluation of the impact of adopting SFAS 155 on its results of operations or financial position, but does not expect the adoption to have a material impact.

In March 2006, the FASB issued SFAS 156 - "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 is effective for the first fiscal year beginning after September 15, 2006. SFAS 156 changes the way entities account for servicing assets and obligations associated with financial assets acquired or disposed of. The Company has not yet completed its evaluation of the impact of adopting SFAS 156 on its results of operations or financial position, but does not expect that the adoption of SFAS 156 will have a material impact.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions, and requires certain expanded disclosures. The Interpretation is effective for fiscal years beginning after December 31, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company is in the process of evaluating the impact of the adoption of this Interpretation. This Company does not expect this Interpretation to have a material impact on the Company’s financial position or results of operations.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(2)   Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement and does not expect the adoption of this pronouncement to have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of this statement and does not expect the adoption of this pronouncement to have a material impact on the Company’s financial position or results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued SAB No. 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. The adoption of this pronouncement is not expected to have an impact on the Company's financial position, results of operation or cash flows.

In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2"), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies". FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", to include scope exceptions for registration payment arrangements.

FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The adoption of this pronouncement is not expected to have a material impact on the Company's financial position, results of operations or cash flows. However, the Company will be required to pay a liquidated damage penalty (see Note 11).

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(3)  Royalty/License Agreements

The Company entered into four (4) Royalty and License Agreements. The Company has made various payments and is obligated to make additional non-refundable recoupable prepayments. At December 31, 2006 such fees aggregated as follows:

Amount
Deferred license and other fees	$5,500,000
Less, accumulated amortization	(1,440,000)
$4,060,000

The costs of licensing agreements are amortized to expense on a straight-line basis over the shorter of the life of the respective agreement or the period of recoverability of the related revenue stream under such agreement.  Amortization expense for future periods is as follows:

Year	Amount
2007	$2,310,000
2008	1,750,000
$4,060,000

The Company evaluates recoverability of such assets based on expected future revenues.  Any portion of advances that appear not to be fully recoverable from future expected revenues shall be charged to expense during the period in which the loss becomes evident.

Royalty/license payments are accounted for in accordance with statement of Financial Accounting Standard ("SFAS") No. 50 "Financial Reporting for the Record and Music Industry". The Company reports such minimum guaranteed license payments as an asset and amortizes such cost to expense in accordance with the terms of the license agreements.

The Company entered into an agreement with UMG Recordings, Inc. (“Universal”), effective May 20, 2006 through November 15, 2008, for certain limited, non-exclusive, non-transferable rights to Universal’s active digital catalog of music and video recordings for the United States and Canada.  The agreement includes varying rights for streaming, downloading and related artwork.

In consideration of these rights, the Company paid a $2 million recoupable advance (non-refundable) to Universal for the US rights and $184,560 for the Canadian rights. The Company will pay Universal royalties based on a percentage of revenues in connection with its service, including advertising, net sales of products and services, access to the use of the service, banners or click-through royalties and other web site programs. However, the aforementioned royalty advances to Universal are first recoupable before any additional payments are due for the first contract year ending November 15, 2007, at which time further advances of identical amounts are required under the Universal contract.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(3)  Royalty/License Agreements, continued

The Company entered into a similar agreement with EMI Entertainment, Inc. for the US music and video rights effective April 1, 2006 through March 31, 2008.  The Company paid a $100,000 recoupable advance (non-refundable) in consideration of the rights, which are similar to the Universal Agreement.

The Company also entered into an agreement with The Orchard Enterprises, Inc., effective November 15, 2006 through December 2008, for worldwide music and music video rights.  The Company has not yet advanced any funds under this agreement.

At December 31, 2006, the Company is obligated to make minimum license and other payments in connection with various music label and music publishing contracts totaling $3,065,440 payable over the next nine months.

(4)   Property and Equipment

Property and equipment at December 31, 2006 consists of the following:

Amount
Computer equipment	$137,460
Less, accumulated depreciation	21,500
Property and equipment, net	$115,960

Estimated useful lives for such assets are three years. Depreciation expense for the year ended December 31, 2006 and 2005 amounted to $21,500 and $-0- respectively. Depreciation expense for the period since February 5, 2004 (inception) totals $21,500.

(5)   Related Party Transactions

In 2006, the Company advanced funds in the form of a loan to an officer in the amount of $35,658.  The loan was to be repaid from bonuses, or in the absence thereof, in equal monthly installments with simple interest at prime commencing September 2006.  The officer resigned in December 2006 and no payments have been made to date.  Accordingly, the Company has provided an uncollectible allowance for the full amount of this loan.

The Company paid insurance commissions amounting to approximately $21,750 for the year ended December 31, 2006 to an insurance broker, who is related to the Company’s Chairman of the Board.

(6)   Equity Transactions

Common Stock - par value $0.001

During the quarter ended March 31, 2004, the Company issued 2,567,200 shares of common stock, valued at $0.01 per share, to its founders for compensation and services rendered.

During the quarter ended June 30, 2004, the Company issued 120,000 shares of common stock, valued at $0.01 per share (representative of the fair value of such services), to a consultant for services rendered.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(6)   Equity Transactions, continued

Common Stock - par value $0.001, continued

During the quarter ended March 31, 2005, the Company issued 200,000 shares of common stock, valued at $0.05 per share (representative of the fair value of such services), to a consultant for services rendered.

During the quarter ended June 30, 2005, the Company issued 6,460,000 shares of common stock, valued at $0.05 per share ($323,000 representative of the fair value of such services), to employees, board members and consultants for compensation and services rendered.

During the year ended December 31, 2006, the Company issued 387,000 common stock options to employees.

During the year ended December 31, 2006, the Company issued 270,000 restricted stock units to employees and consultants.

Convertible Preferred Stock - Series A - par value $0.01

In February, 2004, the Board of Directors authorized the issuance of up to 12,000,000 shares of Series A Convertible Preferred Stock which may be converted into common stock at a rate of one share of common stock for each share of Series A Convertible Preferred stock.  The Company issued 8,650,000 shares to its founders upon the formation of the Company.  The Series A Preferred Stock provides certain rights to its holders which include dividends (if declared), optional conversion rights, anti-dilution protection and voting rights.  The Series A Preferred stock is not redeemable.

During 2004, the Company issued 414,000 shares of Series A Convertible Preferred stock for prices ranging between $.04 and $1.00 per share, or $136,000.

During 2004, the Company distributed (pre-incorporation distributions) $161,277 to preferred Series A shareholders.

During 2005, the Company issued 376,200 shares of preferred stock for prices ranging between $.16 and $0.94 per share, or $76,115.

During 2005, the Company distributed (pre-incorporation distributions) $107,543 to preferred Series A shareholders.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(6)   Equity Transactions, continued

Redeemable Convertible Preferred Stock - Series B - par value $0.01

On April 19, 2006, the Board of Directors authorized the issuance of up to 24,000,000 shares of  Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), which may be converted into common stock at a rate of one share of common stock for each share of Series B Preferred stock. In April 2006, the Company issued 10,414,654 shares of Series B Preferred stock for $0.85 per share, or $8,852,456, through a private placement offering. The Redeemable Preferred Stock was recorded at its fair value ($7,901,456) at the date of issuance, net of transaction fees.  In connection with the private placement, the Company paid $560,000 in transaction fees and also issued a warrant to purchase 460,000 shares of Series B Preferred Stock, which may be converted into common stock at the same conversion rate of one-for-one, to the financial advisers who brokered the transaction. The warrant expires in June 2011 and has an exercise price of $0.85.

The warrants were recorded as a liability in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, at its fair value of $391,000.  This amount represents a fixed value (the difference between the redemption value and the proceeds to be received from the exercise of the warrants) as defined in accordance with the terms of the Series B Redeemable Convertible Perferred Stock agreement, for which the Company, (until August 28, 2007), is subject to certain redemption provisions related to these securities, as further discussed below. The offset was recorded (as stock issuance costs) as a reduction to the proceeds of the Series B Redeemable Convertible Preferred Stock in accordance with EITF Topic D-98.

The Series B shares are automatically converted into shares of common stock upon the earlier of (i) the completion of a public offering raising gross proceeds of at least $20 million or an offering price greater than 200% of the applicable conversion price, (ii) common stock becoming Publicly listed, as defined below, or (iii) written consent of two-thirds (2/3rd) of Series B holders. In addition, the Series B carries preferential liquidation rights ahead of common shares, at a specified conversion price, subject to certain adjustments.  Holders of Series B shares are also entitled to liquidated damages of 2% of the liquidating preference, for each share outstanding, for the months of August through September 2007, if by July 31, 2007, common shares are (i) not registered under Regulation 12 (b) or (g) of the Securities and Exchange Act of 1934 or (ii) the Company is not listed on the AIM Branch of the London Exchange (“Publicly Listed”). The liquidated damages continue to accrue each month for August through September 30, 2007.  After such date the Series B holders are entitled to mandatory redemption at two (2) times the liquidation price, as specified. The Series B shares carry certain anti-dilution provisions and are only entitled to dividends if common shareholders receive dividends.

In accordance with EITF-D-98, “Classification and Measurement of Redeemable Securities”, the Company has classified the Series B Preferred Stock outside of permanent equity since the securities contained contingent redemption features that are not solely within the control of the Company.  The securities are carried at their face value (representing fair value) since the contingency has not been met and it is not probable.  If the redemption were considered likely to occur, the carrying value would be adjusted to its liquidation value.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(6)   Equity Transactions, continued

Redeemable Convertible Preferred Stock - Series B - par value $0.01, continued

As of August 28, 2007 the registration statement filed by the Company for its common stock is to become Publicly Listed, will automatically be declared effective, at which time all of the Series B Redeemable Convertible Peferred Stock will be converted into common stock and the value of warrants reclassified to additional paid-in capital (since the cash redemption feature will no longer be available to the holders of such securities),

(7)  Share Based Arrangements- Stock Award Plan

At June 30, 2007, the Company has a Stock Award (the "Plan:") which provides for the issuance of common stock options and restricted stock units for certain employees,, directors and outside consultants as further described below.

The Plan, approved by the Board of Directors, permits the grant of options and restricted stock up to a maximum of 4,500,000 shares. As of December 31, 2006, there were 3,843,000 options and shares available for future awards. The options and restricted shares vest annually, based on employee anniversary, over four (4) years and three (3) years, respectively. As of December 31, 2006, there were approximately $13,697 and $28,050 of total unrecognized compensation costs related to non-vested options and restricted stock, respectively to be expensed ratably over the period January 2007 through June 2010.  No options have been exercised under the Plan.

A summary of the activity of the Stock Option Plan is as follows:

				Weighted
				Average
		Weighted	Aggregate	Remaining
	Shares	Average	Intrinsic	Contractual
	Underlying	Exercise	Value	Life
	Awards	Price	$(000)	(In Years)

Awards outstanding, December 31, 2005	-	-	-	-

Options granted	387,000	$0.11	-	10

Restricted stock units granted	270,000	$0.11	-	-

Awards outstanding, December 31, 2006	657,000	$0.11	-	-

Awards vested at December 31, 2006	45,625	$0.11	-	10

Options exercisable at December 31, 2006	30,625	$0.11	-	-

Options unvested at December 31, 2006	356,375	$0.11	-	-

Restricted stock units exercisable at
December 31, 2006	15,000	$0.11	-	-

A summary of the status of the Company’s unvested share-based payment awards (restricted stock awards) as of December 31, 2006 and changes in the year then ended is as follows:

		Weighted
		Average Grant
	Awards	Date Fair Value

Shares underlying awards unvested at January 1, 2006	-	-

Shares underlying restricted stock units granted	270,000	$0.11

Shares underlying restricted stock units vested	(15,000)	__-__

Shares underlying awards unvested at December 31, 2006	255,000	$0.11

(7)  Share Based Arrangements- Stock Award Plan, continued
At December 31, 2006, the total fair value of share-based awards vested was $1,650.

For the years ended December 31, 2006 and 2005 and for the period February 5, 2004 (inception) to December 31, 2006, total compensation costs recognized in the statement of operations for share-based payment awards were $2,838, $-0- and $2,838, respectively.

The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the award. As of December 31, 2006, the Company had $67,251 of unvested stock-based compensation at fair value remaining to be expensed ratably over the period January 2007 through June 2010.

The fair value of the stock options and restricted stock units granted is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected life (using the plain vanilla method) and stock price volatility. The following assumptions were used:

Year Ended December 31, 2006
Dividend Yield	0%
Expected life (years)	7.0
Risk-free interest Rate	4.9%
Volatility	52%

The weighted average grant date fair value of options granted in 2006 calculated using the Black-Scholes pricing model was $0.04 per option. In August 2006, the Company obtained an independent appraisal of its common stock which was determined to have a fair value of $.11.

(8)  Income Taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows:

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
U.S. statutory federal rate	35.00%	35.00%
State income tax rate, net of federal benefit	5.69	5.69
Net operating loss (NOL) for which no tax
benefit is currently available	(40.69)	(40.69)
	0.00%	0.00%

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(8)  Income Taxes, continued

At December 31, 2006, the deferred tax asset and benefit consisted of a tax asset of approximately $3,100,000, due to operating loss carry-forwards of approximately $7.7 million, which was fully reserved for by providing a valuation allowance of $3,100,000. The valuation allowance offsets the deferred tax asset for which it is more likely than not that the deferred tax assets will not be realized. The net operating loss carry-forward expires at various times through the year 2026.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced. A reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carry-forwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(9)  Commitments and Contingencies

The Company is obligated under seven (7) employment contracts with officers and employees aggregating approximately $1,000,000 with terms ranging from one to three years. The Company also issued stock options and restricted stock units to these individuals covered by their contracts.

The Company rents office space on a month to month basis for $10,000.  Rent expense for the years ended December 31, 2006 and 2005 and the period February 5, 2004 (inception) to December 31, 2006 was approximately $170,000, $-0- and $170,000, respectively.

Under the terms of employment agreements the Company has had with its Chairman and Chief Executive Officer and with its Corporate Secretary, during the period from February 5, 2004 (inception) to December 31, 2004 and a portion of 2005 and 2006, the Company did not pay these officers a salary, as a result of the lack of available resources. The Company recorded compensation expense and a capital contribution of $360,000, $110,500 and $166,332 for the period from February 5, 2004 (inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. These amounts are equal to the salaries that would have been paid during that period, representing an imputed compensation expense for the minimum base salary amount under the agreement with them, as if the Company had paid their salaries.

(10)  Legal Matters

In February 2007, a Series B shareholder provided the Company with a draft complaint purporting to assert claims for breach of fiduciary duty, intentional interference with a prospective contract.  The Company is not aware of any further action that the shareholder has taken with respect to this matter.

On January 26, 2007, Robin Kent (“Kent”), the former Chief Executive Officer of the Company (May through December 26, 2006), through his attorney, provided a letter to the Company raising a complaint in connection with his termination as CEO of the Company on December 26, 2006.  The Company is not aware of any further action that Kent has taken with respect to this matter.  According to the Company’s records, Kent resigned on December 26, 2006 which he confirmed in writing.

Mohen, Inc.
(A Development Stage Company)
Notes to Financial Statements

(10)  Legal Matters, continued

In the event that any litigation occurs with respect to either or both of the aforementioned matters, the Company intends to defend any such action vigorously, and believes that any such claims asserted against it would be without merit. Accordingly, the Company has not made any adjustment to the accompanying financial statements.

(11)  Subsequent Events

During March 2007, the Company borrowed $63,000 from an Officer/Shareholder of the Company, with interest at 10%, maturing on April 1, 2007.  The loans were collateralized by certain computer equipment of the Company. The loan was repaid in full on April 27, 2007, including default interest, from the proceeds of the Senior Note, as described below.

During March and April 2007, the Company entered into a $5.0 million Senior Secured Exchangeable Note (the “Note”) with an investor group which will provide financing up to a maximum of approximately $4.5 million, net of expenses and closing costs.  The Note bears interest at 12% per annum, with interest payable monthly, commencing October 1, 2007. The entire principal amount is due on April 19, 2008. The Note is collateralized by 3,581,000 million shares of Series A exchangeable (convertible) preferred stock and 490,000 common shares owned by six (6) shareholders and directors of the Company and all assets of the Company. The note is exchangeable into 5,813,953 common shares upon the registration of the Company’s common shares under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, but cannot be exchanged while any preferred Series B shares are outstanding.  The Company received advances under this Note in March 2007 amounting to $202,000.

During March 2007, the Company reacquired 1,840,000 shares of common stock of Mr. Kent, its former Chief Executive Officer, (see Note 10 above) as a result of violations of his non-compete agreement with the Company. The Company filed a Form 10-SB with the Securities and Exchange Commission in June 2007. The effective date of this filing is not expected to occur until August 28, 2007 (the “required listing date”).  Therefore, in accordance with the Series B preferred certificate of designation, it is probable that the Company will be required to pay the Series B shareholders liquidated damages of 2% per month for each share outstanding for each month the Company is not publicly listed, as defined therein.  As a result, the Company will record a charge (in accordance with the accounting requirements of EITF 00-19-2) in May 2007 for such damages of $208,000, which will be payable in August 2007.

On May 7, 2007, the Company issued options to purchase an aggregate of 170,000 shares of its common stock pursuant to its stock incentive plan to five employees for employment services.

On June 7, 2007, the Company issued 250,000 shares of its common stock to one employee pursuant to an employment agreement.

MOHEN INC.
(Development Stage Enterprise)
CONDENSED BALANCE SHEET
June 30, 2007
(Unaudited)

ASSETS

Current assets:
Cash	$941,593
Accounts Receivable	3,102
Prepaid expenses	79,165
Total current assets	1,023,860

Property and equipment, net	797,491
Deferred licenses and other fees, net	2,905,000
Deferred financing costs	362,452
Security deposits	62,500
Other Assets	83,249
Total assets	$5,234,552
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$	$ 552,433
Accrued liquidating damages		208,000
Senior secured exchangeable note		4,955,000
Due to Shareholder		34,500
Redeemable warrants		391,000
Accrued minimum royalties		2,415,440
Total liabilities		8,556,373

Commitments and contingencies

Series B Redeemable Convertible Preferred Stock, $0.01 par value
24,000,000 shares authorized; 10,414,654 shares issued and outstanding		7,901,456

Stockholders' deficiency:
Series A convertible preferred stock, $0.01 par value 48,000,000 shares authorized;
9,440,200 shares issued and outstanding		94,402
Common stock, $.001 par value; 48,000,000 shares authorized;
9,347,200 shares issued and outstanding		9,347
Additional paid-in capital		594,433
Deficit accumulated during the development stage		(11,885,809))
Less: treasury stock, 1,840,000 shares at cost		(35,650))

Total stockholders' deficiency		(11,223,277))

Total liabilities and stockholders' deficiency	$	$ 5,234,552

The accompanying notes are an integral part of these condensed financial statements

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF OPERATIONS
June 30, 2007
(Unaudited)

					For the Period
					from
					February 5,
					2004
					(Inception)
	For the Three Months Ended		For the Six Months Ended		To
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007

Income	$3,102	$--	$3,102	$--	3,102
Cost of sales	2,047	--	2,047	--	2,047

Gross Profit	1,055	--	1,055	--	1,055

OPERATING EXPENSES:
Selling and marketing expenses	310,701	296,687	402,142	296,687	1,929,186
Research and development expenses	493,329	124,125	799,364	124,124	1,686,093
Royalty and license expenses	577,500	284,167	1,155,000	284,167	2,595,000
General and administrative expenses	1,280,767	375,190	1,779,325	406,763	6,228,633

TOTAL OPERATING EXPENSES	2,662,296	1,080,169	4,135,831	1,111,741	12,438,911

LOSS FROM OPERATIONS	(2,661,241)	(1,080,169)	(4,134,776)	(1,111,741)	(12,437,856)

Other (expense) income	3,001	(2,736)	(5,895)	(2,736)	11,047

NET LOSS	$(2,658,240)	$(1,082,905)	$(4,140,671)	$(1,114,477)	$(12,426,809)

Basic and diluted loss per common share	$(0.35)	$(0.12)	$(0.51))	$(0.12)

Weighted average number of shares outstanding:
Basic and diluted	7,507,200	9,347,200	8,135,867	9,347,200

The accompanying notes are an integral part of these condensed financial statements

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
June 30, 2007
(Unaudited)

						Deficit
						Accumulated
			Series A convertible		Additional	during the			Total
	Common Stock		Preferred Stock		Paid-in	Development	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Shares	Amount	Deficiency

Balance, February 5, 2004 (inception)	--	$--	--	$--	$--	$--	$--	$--	$--

Issuance of stock to founders at $0.01 for services, compensation and fees;
February 5 – March 31, 2004	--	--	8,650,000	86,500	11,558	--	--	--	98,058
Issuance of stock for cash at $.50; February 24, 2004	--	--	50,000	500	24,500	--	--	--	25,000
Issuance of stock for cash at $.1.00; May 12, 2004	--	--	100,000	1,000	99,000	--	--	--	100,000
Issuance of stock for cash at $.04; July 8, 2004	--	--	240,000	2,400	7,600	--	--	--	10,000
Issuance of stock for cash at $.04; September 29, 2004	--	--	24,000	240	760	--	--	--	1,000
Distributions to series A preferred stockholders	--	--	--	--	(161,277)				(161,277)
Issuance of stock at $0.01 for services, compensation and fees;
February 5- March 31, 2004	2,567,200	2,567	--	--	23,105	--	--	--	25,672
Issuance of stock to founders at $0.01 for services, compensation and fees; April 1- June 30, 2004	120,000	120	--	--	1,080	--	--	--	1,200
Contributed capital from waiver of accrued compensation (Note 6)	--	--			360,000				360,000
Net loss	--	--	--	--	--	(462,911)	--	--	(462,911)

Balance, December 31, 2004	2,687,200	2,687	9,064,000	90,640	366,326	(462,911)	--	--	(3,258)

The accompanying notes are an integral part of these condensed financial statements.

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
June 30, 2007
(Unaudited)

						Deficit
						Accumulated
			Series A convertible		Additional	during the			Total
	Common Stock		Preferred Stock		Paid-in	Development	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Shares	Amount	Deficiency
Issuance of stock for cash at $.16; January 18, 2005	--	--	38,000	380	5,735	--	--	--	6,115
Issuance of stock for cash at $.33; February 28, 2005	--	--	30,000	300	9,700	--	--	--	10,000
Issuance of stock for cash at $.50; March 23, 2005	--	--	120,000	1,200	58,800	--	--	--	60,000
Issuance of stock for cash at $.50; April 8, 2005	--	--	70,000	700	34,300	--	--	--	35,000
Issuance of stock for cash at $.46; May 16, 2005	--	--	85,000	850	38,347	--	--	--	39,197
Issuance of stock for cash at $.93; July 19, 2005	--	--	2,133	21	1,979	--	--	--	2,000
Issuance of stock for cash at $.50; August 9, 2005	--	--	30,000	300	14,700	--	--	--	15,000
Issuance of stock for cash at $.94; October 1, 2005	--	--	1,067	11	989	--	--	--	1,000
Distributions to series A preferred stockholders					(107,543)	--	--	--	(107,543)
Issuance of stock at $0.05 for services, compensation and fees; January 1- March 31, 2005	200,000	200	--	--	9,800	--	--	--	10,000
Issuance of stock at $0.05 for services, compensation and fees; April 1- June 30, 2005	6,460,000	6,460	--	--	316,540	--	--	--	323,000
Recapitalization of Mohen’s accumulated deficit at time of merger	--	--	--	--	(541,000)	541,000	--	--	--
Contributed capital from waiver of accrued compensation (Note 6)	--	--	--	--	110,500	--	--	--	110,500
Net loss	--	--	--	--	--	(1,079,925)	--		(1,079,925)

Balance, December 31, 2005	9,347,200	9,347	9,440,200	94,402	319,173	(1,001,836)	--	--	(578,914)

Stock based compensation expense related to employee stock options	--	--	--	--	1,188	--	--	--	1,188
Stock based compensation expense related to issuance of restricted stock units	--	--	--	--	1,650	--	--	--	1,650
Contributed capital from waiver of accrued compensation (Note 6)	--	--	--	--	166,332	--	--	--	166,332
Net loss	--	--	--	--	--	(6,743,302)	--	--	(6,743,302)

Balance, December 31, 2006	9,347,200	9,347	9,440,200	94,402	488,343	(7,745,138)	--	--	(7,153,046)

The accompanying notes are an integral part of these condensed financial statements.

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
June 30, 2007
(Unaudited)

						Deficit
						Accumulated
			Series A convertible		Additional	during the			Total
	Common Stock		Preferred Stock		Paid-in	Development	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Shares	Amount	Deficiency
Reacquired 690,000 shares @ $0.05 per share January 12, 2007	--	--	--	--		--	(690,000)	(34,500)	(34,500)
Reaquired 1,150,000 shares @ $.001 per share, March 2,2007							(1,150,000)	(1,150)	(1,150)
Stock based compensation expense related to employee stock options	--	--	--	--	2,537	--	--	--	2,537
Stock based compensation expense related to issuance of restricted stock units	--	--	--	--	103,553	--	--	--	103,553
Net loss	--	--	--	--	--	(4,140,671)	--	--	(4,140,671)

Balance, June 30 , 2007	9,347,200	$9,347	9,440,200	$94,402	$594,433	(11,885,809)	(1,840,000)	$(35,650))	$(11,223,277))

The accompanying notes are an integral part of these condensed financial statements.

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF CASH FLOWS
June 30, 2007
(Unaudited)

			For the Period
			from
			February 5, 2004
	For the Six Months Ended		(Inception)
	June 30,		to June 30,
	2007	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,140,671)	$(1,114,477)	$(12,426,809)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	24,813	2,736	46,313
Amortization of deferred licenses and other fees	1,155,000	--	2,595,000
Amortization of finance fees	97,548	--	97,548
Bad debts	--	--	35,658
Liquidating damages	208,000		208,000
Common stock issued for compensation and services	--	--	457,930
Stock based compensation expense related to employee stock options	2,537	--	3,725
Stock based compensation expense related to issuance of restricted stock units	103,553	--	105,203
Changes in operating assets:
Prepaid expenses and other current assets	18,842	(182,002)	(152,514)
Accounts receivable	(3,102)		(3,102)
Security deposits	(28,478)	(34,400)	(62,500)
Due to Shareholder	34,500	(35,658)	(1,158)
Changes in operating liabilities:
Accounts payable and accrued expenses	(131,964)	(73,283)	1,179,366
Accrued minimum royalties	(650,000)	(2,184,560)	(3,084,560)

TOTAL ADJUSTMENTS	371,249	(2,507,167)	964,909

NET CASH USED IN OPERATING ACTIVITIES	(3,769,421)	(3,621,644)	(11,461,900)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(706,345)	(86,071)	(843,805)

NET CASH USED IN INVESTING ACTIVITIES	(706,345)	(86,071)	(843,805)

The accompanying notes are an integral part of these condensed financial statements.

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF CASH FLOWS
June 30, 2007
(Unaudited)

			For the Period
			from
			February 5, 2004
	For the Six Months Ended		(Inception)
	June 30,		to June 30,
	2007	2006	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings – senior secured exchangeable note	4,955,000	--	4,955,000
Repurchase of common stock	(35,650)		(35,650)
Deferred financing cost	(460,000)		(460,000)
Proceeds from issuance of Series A preferred stock	--		304,312
Distributions to Series A stockholders	--		(268,819)
Proceeds from issuance of Series B preferred stock	--	8,852,456	8,852,456
Costs associated with private placement offering		(560,000)	(560,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,919,350	8,292,456	13,247,299

NET INCREASE IN CASH	443,584	4,584,741	941,593

CASH - BEGINNING	498,009	36	--

CASH – ENDING	$941,593	$4,584,777	$941,593

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Contributed capital from waiver of accrued compensation and consulting Fees	$--	$--	$636,832
Minimum royalty obligations	$--	$--	$2,415,440
Redeemable warrants	$391,000		$391,000

The accompanying notes are an integral part of these condensed financial statements.

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF CASH FLOWS
June 30, 2007
(Unaudited)

(1) Organization

Nature of Business

Mohen, Inc. (the “Company”) commenced operations as a development stage company on February 5, 2004. While the Company filed its Articles of Organization in October, 2003, operations did not commence until February 2004. Mohen, Inc. is the surviving entity from a common control merger between Mohen Entertainment Portals, LLC and Mohen Entertainment Portals, Inc., which changed its name to Mohen, Inc. The merger was consummated on May 12, 2005. The accompanying financial statements reflect the merger of the two entities for all periods presented since the president of Mohen Inc. owned 72% of the voting interest of each entity at the time of the merger. The Company is seeking to establish an advertising-funded, free and legal music download internet site. In 2004 and 2005, the Company had limited business operations, whereby the primary focus was the development of its business model. In 2006, with the hiring of its technology team, the Company accelerated its technological development activities.

Going Concern and Management’s Plans

While there can be no assurance, management believes the Company has the ability to raise adequate capital to keep the Company operational for the next twelve months. In March and April, 2007 the Company raised approximately $5 million (Note 8) to finance its operations; however, no assurance can be given that such funds will be sufficient. If the Company is unable to raise additional funds, it may be forced to change or delay its contemplated marketing and business plans.

The Company's principal business activity consists of the development of its in-house music technology. The Company is developing a music technology-internet based service, which will provide consumers the ability at no charge to download music files. This free service will allow a consumer to play the ad-supported music files only on the computer such consumer uses to download music files as well as a portable playback device. In addition, the website will be able to offer online e-tailers, advertising, media and marketing companies the ability to provide highly targeted advertising, promotional and other marketing information to consumers who may have a strong interest in such advertisers' products.

In addition, in August 2007, the Company entered into an amended and restated securites purchase agreement pursuant to which it issued an additional $5,000,000 senor secured exchangable note.
To date, the Company has entered into license agreements with UMG Recording Inc. and other music companies. As of  June 30, 2007, the technology has not yet been launched as additional technological development activities and various collaborative agreements still need to be completed. There is no assurance that the development activities will continue and, if so, there is no assurance that the Company will be commercially successful.

Being a development stage company, the Company is subject to all the risks inherent in the establishment of a new enterprise and the marketing and design of a new product, many of which risks are beyond the control of the Company.

The Company’s principal activities, to date, have been in the research and development of its website technology. The accompanying financial statements have been prepared in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7, “Development Stage Enterprises.”

MOHEN INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF CASH FLOWS
June 30, 2007
(Unaudited)

(1) Organization, continued

Going Concern and Management’s Plans, continued

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently a development stage enterprise and the Company’s continued existence is dependent upon its ability to obtain additional debt and/or equity financing. The Company has yet to generate a positive cash flow from operations, and until commercially viable products are developed and revenue generated, the Company is totally dependent upon debt and equity funding to finance the Company’s operations. The Company does not have any patents or copyrights protecting its intellectual property.

These factors raise substantial doubt about the Company’s continued existence as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

These unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The results of operations for the six-month period ended June 30, 2007 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2007. These condensed financial statements should be read in conjunction with the financial statements and related footnotes for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income/Loss Per Common Share

Basic net income (loss) per share of common stock is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the periods presented.

Diluted net income (loss) per share reflects per share amounts that result if dilutive common stock equivalents are converted to common stock.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(2)   Summary of Significant Accounting Policies, continued

Net Income/Loss Per Common Share, continued

Common stock equivalents, consisting of convertible preferred stock, options and warrants were not included in the calculation of diluted loss per share as of June 30, 2007 and 2006 because their inclusion would have had been anti-dilutive.

Total common stock equivalents outstanding related to stock options, warrants and convertible preferred stock were 27,647,179 as of June 30, 2007.

Income Taxes

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. No liability was required to be recorded (or amount of net operating loss carry forward or amount of tax refundable is reduced) for any unrecognized tax benefits for potential future obligations to the taxing authority for tax positions as a result of applying the provisions of FIN 48.

In accordance with FIN 48, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as “Interest expense, net” in the condensed statements of operations. Penalties would be recognized as a component of “General and administrative expenses”. No penalties or interest costs were recognized during the six months ended June 30, 2007.

The Company files income tax returns in the United States (federal) and in various state and local jurisdictions. The Company is still subject to federal, state and local income tax examinations by tax authorities for years since inception to December 31, 2006.

The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position and results of operations. At January 1, 2007 and June 30, 2007, no liability for unrecognized tax benefits was required to be recorded.

The Company recognized a deferred tax asset of approximately $4.8 million as of June 30, 2007, primarily relating to net operating loss carryforwards of approximately $ 12.0 million, available to offset future taxable income through 2026.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income and tax planning strategies in making this assessment. At present, the Company does not have a sufficient history of income to conclude that it is more likely than not that the Company will be able to realize all of its tax benefits in the near future and therefore a valuation allowance was established for the full value of the deferred tax asset.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(2)   Summary of Significant Accounting Policies, continued

A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance net of appropriate reserves. Should the Company continue to be profitable in future periods with supportable trends, the valuation allowance will be reversed accordingly.

(3) Royalty/License Agreements

The Company entered into three (3) Royalty and License Agreements. The Company has made various payments and is obligated to make additional non-refundable recoupable prepayments. At June 30, 2007 such fees aggregated as follows:

Amount
Deferred license and other fees	$5,500,000
Less, accumulated amortization	(2,595,000)
$2,905,000

Royalty/license payments are accounted for in accordance with statement of Financial Accounting Standard ("SFAS") No. 50 "Financial Reporting for the Record and Music Industry". The Company reports such minimum guaranteed license payments as an asset and amortizes such cost to expense in accordance with the terms of the license agreements.  The costs of licensing agreements are amortized to expense on a straight-line basis over the shorter of the life of the respective agreement or the period of recoverability of the related revenue stream under such agreement.  Amortization expense for future periods is as follows:

Period	Amount
2007	$1,155,000
2008	1,750,000
$2,905,000

The Company evaluates recoverability of such assets based on expected future revenues.  Any portion of advances that appear not to be fully recoverable from future expected revenues shall be charged to expense during the period in which the loss becomes evident.

The Company entered into an agreement with UMG Recordings, Inc. (“Universal”), effective May 20, 2006 through November 15, 2008, for certain limited, non-exclusive, non-transferable rights to Universal’s active digital catalog of music and video recordings for the United States and Canada. The agreement includes varying rights for streaming, downloading and related artwork.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(3) Royalty/License Agreements, continued

In consideration of these rights, the Company paid a $2 million recoupable advance (non-refundable) to Universal for the US rights and $184,560 for the Canadian rights. The Company will pay Universal royalties based on a percentage of revenues in connection with its service, including advertising, net sales of products and services, access to the use of the service, banners or click-through royalties and other web site programs. However, the aforementioned royalty advances to Universal are first recoupable before any additional payments are due for the first contract year ending November 15, 2007, at which time further advances of identical amounts are required under the Universal contract.

The Company entered into a similar agreement with EMI Entertainment, Inc. for the US music and video rights effective April 1, 2006 through March 31, 2008. The Company paid a $100,000 recoupable advance (non-refundable) in consideration of the rights, which are similar to the Universal Agreement.

The Company also entered into an agreement with The Orchard Enterprises, Inc., effective November 15, 2006 through December, 2008, for worldwide music and music video rights.

At June 30, 2007, the Company is obligated to make minimum license and other payments in connection with various music label and music publishing contracts totaling $2,415,440 payable over the next six months.

(4)   Equity Transactions

Treasury Stock

During March 2007, the Company reacquired 1,840,000 shares of common stock from Mr. Kent, its former Chief Executive Officer, as a result of violations of his non-compete agreement with the Company

Common Stock - par value $0.001

During the quarter ended March 31, 2004, the Company issued 2,567,200 shares of common stock, valued at $0.01 per share, to its founders for compensation and services rendered.

During the quarter ended June 30, 2004, the Company issued 120,000 shares of common stock, valued at $0.01 (representative of the fair value of such services) per share, to a consultant for services rendered.

During the quarter ended March 31, 2005, the Company issued 200,000 shares of common stock, valued at $0.05 (representative of the fair value of such services) per share, to a consultant for services rendered.

During the quarter ended June 30, 2005, the Company issued 6,460,000 shares of common stock, valued at $0.05 per share ($323,000 representative of the fair value of such services), to employees, board members and consultants for compensation and services rendered.

During the year ended December 31, 2006, the Company issued 387,000 common stock options to employees.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(4)   Equity Transactions, continued

Common Stock - par value $0.001, continued

During the year ended December 31, 2006, the Company issued 270,000 restricted stock units to employees and consultants.

During the quarter ended March 31, 2007, the Company issued 5,580,000 shares of restricted stock units to employees and consultants.

During the quarter ended March 31, 2007, the Company issued 340,000 common stock options to employees.

During the quarter ended June 30, 2007, the Company issued 250,000 shares of restricted stock units to one employee pursuant to an employee agreement.

During the quarter ended June 30, 2007, the Company issued 250,000 common stock options to employees.

Convertible Preferred Stock - Series A - Par Value $0.01

In February, 2004, the Board of Directors authorized the issuance of up to 12,000,000 shares of  Series A Convertible Preferred Stock at a conversion rate of one share of common stock for each share of Series A Convertible Preferred Stock. The Company issued 8,650,000 shares to its founders upon the formation of the Company. The Series A Preferred Stock provides certain rights to its holders which include dividends (if declared), optional conversion rights, anti-dilution protection and voting rights. The Series A Preferred Stock is not redeemable.

During 2004, the Company issued 414,000 shares of Series A Convertible Preferred stock for prices ranging between $.04 and $1.00 per share, or $136,000.

During 2004, the Company distributed (pre-incorporation distributions) $161,277 to preferred Series A shareholders.

During 2005, the Company issued 376,200 shares of preferred stock for prices ranging between $.16 and $.94 per share, or $76,115.

During 2005, the Company distributed (pre-incorporation distributions) $107,543 to preferred Series A shareholders.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(4)   Equity Transactions, continued

Redeemable Convertible Preferred Stock - Series B - par value $0.01

On April 19, 2006, the Board of Directors authorized the issuance of up to 24,000,000 shares of  Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), which may be converted into common stock at a rate of one share of common stock for each share of Series B Preferred stock. In April 2006, the Company issued 10,414,654 shares of Series B Preferred stock for $0.85 per share, or $8,852,456, through a private placement offering. The Redeemable Preferred Stock was recorded at its fair value ($7,901,456) at the date of issuance, net of transaction fees.  In connection with the private placement, the Company paid $560,000 in transaction fees and also issued a warrant to purchase 460,000 shares of Series B Preferred Stock, which may be converted into common stock at the same conversion rate of one-for-one, to the financial advisers who brokered the transaction. The warrant expires in June 2011 and has an exercise price of $0.85.

The warrants were recorded as a liability in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, at its fair value of $391,000.  This amount represents a fixed value (the difference between the redemption value and the proceeds to be received from the exercise of the warrants) as defined in accordance with the terms of the Series B Redeemable Convertible Perferred Stock agreement, for which the Company, (until August 28, 2007), is subject to certain redemption provisions related to these securities, as further discussed below. The offset was recorded (as stock issuance costs) as a reduction to the proceeds of the Series B Redeemable Convertible Preferred Stock in accordance with EITF Topic D-98.

The Series B shares are automatically converted into shares of common stock upon the earlier of (i) the completion of a public offering raising gross proceeds of at least $20 million or an offering price greater than 200% of the applicable conversion price, (ii) common stock becoming Publicly listed, as defined below, or (iii) written consent of two-thirds (2/3rd) of Series B holders. In addition, the Series B carries preferential liquidation rights ahead of common shares, at a specified conversion price, subject to certain adjustments.  Holders of Series B shares are also entitled to liquidated damages of 2% of the liquidating preference, for each share outstanding, for the months of August through September 2007, if by July 31, 2007, common shares are (i) not registered under Regulation 12 (b) or (g) of the Securities and Exchange Act of 1934 or (ii) the Company is not listed on the AIM Branch of the London Exchange (“Publicly Listed”). The liquidated damages continue to accrue each month for August through September 30, 2007.  After such date the Series B holders are entitled to mandatory redemption at two (2) times the liquidation price, as specified. The Series B shares carry certain anti-dilution provisions and are only entitled to dividends if common shareholders receive dividends.

In accordance with EITF-D-98, “Classification and Measurement of Redeemable Securities”, the Company has classified the Series B Preferred Stock outside of permanent equity since the securities contained contingent redemption features that are not solely within the control of the Company.  The securities are carried at their face value (representing fair value) since the contingency has not been met and it is not probable.  If the redemption were considered likely to occur, the carrying value would be adjusted to its liquidation value.

  As of August 28, 2007 the registration statement filed by the Company for its common stock is to become Publicly Listed, will automatically be declared effective, at which time  all of the Series B Redeemable Convertible Peferred Stock will be converted into common stock and the value of warrants reclassified to additional paid-in capital (since the cash redemption feature will no longer be available to the holders of such securities),

(5) Share Based Arrangements- Stock Award Plan

At June 30, 2007, the Company has a Stock Award Plan (the “Plan”) which provides for the issuance of common stock options and restricted stock units for certain employees, directors and outside consultants as further described below.

The Plan, approved by the board of directors and amended in January, 2007, permits the grant of options and restricted stock up to a maximum of 7,449,308 shares. As of June 30, 2007, there were 124,308 options and restricted shares available for future awards. The options and restricted shares vest annually, based on employee anniversary, over four (4) years and three (3) years, respectively, for those granted through December 31, 2006 and vest quarterly for those granted after January 1, 2007. As of June 30, 2007, there were approximately $ 22,742 and $ 547,097 of total unrecognized compensation costs related to non-vested options and restricted stock, respectively to be expensed ratably over the period January, 2007 through June, 2010. No options have been exercised under the Plan.

(5) Share Based Arrangements- Stock Award Plan Continued

A summary of the activity of the Stock Award Plan is as follows:

				Weighted
		Weighted	Aggregate	Average
	Shares	Average	Intrinsic	Remaining
	Underlying	Exercise	Value	Contractual Life
	Awards	Price	$(000)	(In Years)

Awards outstanding, December 31, 2006	657,000	$0.11	-	-

Options granted	590,000	$0.11	-	10

Restricted stock units granted	6,550,000	$0.11	-	-

Forfeitures of options and restricted stock units	(472,000)	0.11
			$-	-

Awards outstanding, June 30, 2007	7,325,000	$0.11	-	10

Awards vested at June 30, 2007	1,229,305	$0.11	-	-

Options exercisable at June 30, 2007	99,583	$0.11	-	10

Options unvested at June 30, 2007	575,417	$0.11	-	-

Restricted stock units exercisable at
June 30, 2007	956,389	$0.11	-	-

A summary of the status of the Company’s unvested share-based payment awards (restricted stock awards) as of June 30, 2007 and changes in the six months then ended is as follows:

		Weighted
		Average Grant
	Awards	Date Fair Value

Shares underlying awards unvested at January 1, 2007	255,000	$0.11

Shares underlying restricted stock units granted	6,550,000	0.11

Forfeitures of restricted stock units	(155,000)	-

Shares underlying restricted stock units vested	(1,129,722)	-

Shares underlying awards unvested at June 30, 2007	5,520,278	$0.11

(5)Share Based Arrangements- Stock Award Plan, continued

At June 30, 2007, the total fair value of share-based awards vested was $ 105,203.

The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the award. Total stock-based compensation expense included in the statements of operations was $106,090 and $-0- for the period ended June 30, 2007 and 2006, respectively.

The fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected life (using the plain vanilla method) and stock price volatility. The following weighted-average assumptions were used:

Six Months Ended June 30, 2007
Dividend Yield	0%
Expected life (years)	7.0
Risk-free interest rate	4.7%
Volatility	52%

The weighted average grant date fair value of options granted in 2007 calculated using the Black-Scholes pricing model was $0.04 per option. In August, 2006, the Company obtained an independent appraisal of its common stock which was determined to have a fair average value of $0.11.

(6) Commitments and Contingencies

The Company is obligated under seven (7) employment contracts with officers and employees aggregating approximately $1,000,000 with terms ranging from one to three years. The Company also issued stock options and restricted stock units to these individuals covered by their contracts.

The Company rents office space on a month to month basis for $21,000. Rent expense for the six months ended June 30, 2007 and 2006 was approximately $ 83,000 and $0, respectively.

Under the terms of employment agreements the Company has had with its Chairman and Chief Executive Officer and with its Corporate Secretary, during the period from February 5, 2004 (inception) to December 31, 2004 and a portion of 2005 and 2006, the Company did not pay these officers a salary, as a result of the lack of available resources. The Company recorded compensation expense and a capital contribution of $360,000, $110,500 and $166,332 for the period from February 5, 2004 (inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. These amounts are equal to the salaries that would have been paid during that period, representing an imputed compensation expense for the minimum base salary amount under the agreement with them, as if the Company had paid their salaries.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(6)Commitments and Contingencies, continued

The Company’s filed a Form 10-SB with the Securities and Exchange Commission on June 29, 2007, and an amendment to this filing on August 1, 2007. The effective date of this filing will not occur until August 28, 2007 (the “required listing date”).  Therefore, in accordance with the Series B preferred certificate of designation, the Company determined in May, 2007, it is probable that the Company will be required to pay the Series B shareholders liquidated damages of 2% per month for each share outstanding for each month the Company is not publicly listed, as defined therein. As a result, the Company recorded a charge (in accordance with the accounting requirements of EITF 00-19-2) for such damages of $208,000, which will be payable in August, 2007.

(7) Legal Matters

In February 2007, a Series B shareholder provided the Company with a draft complaint purporting to assert claims for breach of fiduciary duty, intentional interference with a prospective contract. The Company is not aware of any further action that the shareholder has taken with respect to this matter.

On January 26, 2007, Robin Kent (“Kent”), the former Chief Executive Officer of the Company (May through December 26, 2006), through his attorney, provided a letter to the Company raising a complaint in connection with his termination as CEO of the Company on December 26, 2006. The Company is not aware of any further action that Kent has taken with respect to this matter. According to the Company’s records, Kent resigned on December 26, 2006 which he confirmed in writing.

In the event that any litigation occurs with respect to either or both of the aforementioned matters, the Company intends to defend any such action vigorously, and believes that any such claims asserted against it would be without merit. Accordingly, the Company has not made any adjustment to the accompanying financial statements.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)
(8)   Related Party Transactions

The Company paid insurance commissions amounting to approximately $21,750 for the year ended December 31, 2006 to an insurance broker who is related to the Company’s Chairman of the Board.

During March 2007, the Company borrowed $63,000 from an Officer/Shareholder of the Company, with interest at 10%, maturing on April 1, 2007. The loan was collateralized by certain computer equipment of the Company. The loan was repaid in full on April 27, 2007, including default interest, from the proceeds of the Senior Note, as described below.

Mohen, Inc.
(A Development Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

(9)   Senior Secured Exchangeable Note

During March and April 2007, the Company entered into a $5.0 million Senior Secured Exchangeable Note (the “Note”) with an investor group which will provide financing up to a maximum of approximately $4.5 million, net of expenses and closing costs of   pproximately $460,000. The Note bears interest at 12% per annum, with interest payable monthly, commencing October 1, 2007. The entire principal amount is due on April 19, 2008. The Note is collateralized by 3,581,000 million shares of Series A exchangeable (convertible) preferred stock and 490,000 common shares owned by six (6) shareholders and directors of the Company and all assets  of the Company. The Note is exchangeable into 5,813,953 common shares upon the registration of the Company’s common shares under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, but cannot be exchanged while any preferred Series B shares are outstanding. These funds were received by the Company in April, 2007

(10) Subsequent Events

•	On August 6, 2007, the Company amended its Certificate of Incorporation to reflect the Company's name change from Mohen, Inc to SpiralFrog, Inc.

•
On August 6, 2007 SpiralFrog, Inc. amended its Certificate of Incorporation to increase its authorized stock to 150,000,000 shares of common stock,  $.001 par value per share and 40,000,000 shares of preferred stock, $.01 par value per share.

•
On August 7, 2007, SpiralFrog, Inc. entered into an amended and restated securities purchase agreement, pursuant to which it issued an additional $5,000,000 senior secured exchangeable note.  The senior secured exchangeable note bears interest at 12% per annum, payable monthly commencing October 1, 2007, maturing August 7, 2012, and is exchangeable into common stock, at the investor’s option, at a rate of $0.86 per share, subject to adjustment, is defined in the agreement.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description
3.1
Certificate of Incorporation and amendments, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

3.2	By-Laws, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

3.3
Certificate of Designation of Series A preferred stock, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

3.4
Certificate of Designation of Series B preferred stock and amendments, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

3.5
Certificate of Amendment to the Certificate of Incorporation, filed as an exhibit to the amended Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

4.1
Form of Securities Purchase Agreement, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

4.2
Form of Senior Secured Exchangeable Note, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

4.3
Form of Registration Rights Agreement, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

4.4	Form of Security Agreement, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

4.5	Form of Guaranty, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

4.6
Form of Amended and Restated Securities Purchase Agreement, filed as an exhibit to the amended Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

4.7
Form of Senior Secured Exchangeable Note, filed as an exhibit to the amended Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

4.8
Form of Pledge Agreement, filed as an exhibit to the amended Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

4.9
Amendment No. 1 to Security Agreement, filed as an exhibit to the amended Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

4.10	Amendment No. 1 to Security Agreement, filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by reference.

10.1
Employment Agreement between the Company and Mel Schrieberg, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.2
Employment Agreement between the Company and Vesa Suomalainen, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.3
Employment Agreement between the Company and Orville Hagler, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.4
Consulting Agreement between the Company and Joe Mohen, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.5	Agreement for the Inclusion of Universal Sound Recordings and Universal Videos in Online, On-Demand Ad-Supported Services between the Company and UMG Recordings, Inc.

10.6	EMI Music Publishing Agreement, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.7
Employment Agreement between the Company and George Hayes, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

10.8	Amendment No. 1 to Agreement for the Inclusion of Universal Sound Recordings and Universal Videos in Online, On-Demand Ad-Supported Services between the Company and UMG Recordings, Inc.
10.9	Digital Music and Video License Agreement between the Company and Universal Music Publishing Group dated May 16, 2007.
10.10	Digital Music and Video License Agreement between the Company and BMG Music Publishing division of Universal Music Publishing Group dated August 6, 2007.
10.11	Digital Music and Video Distribution Agreement between the Company and Independent Online Distribution Alliance, Inc. dated August 16, 2007.
10.12	Digital Music and Video License Agreement between the Company and The Orchard Enterprises, Inc. dated November 15, 2006.
14.1	2006 Stock Award Plan, filed as an exhibit to the Registration Statement on Form 10SB filed with the Securities and Exchange Commission on June 29, 2007 and incorporated herein by reference.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MOHEN, INC.

Date: August 28, 2007	By:	/s/ MEL SCHRIEBERG
Mel Schrieberg
Chief Executive Officer